AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 4, 2001
                                                       REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------


                               PRO NET LINK CORP.
             ------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                   ----------

            NEVADA                         7379                  88-0333454
------------------------------- ---------------------------  -------------------
(STATE OR OTHER JURISDICTION OF (PRIMARY STANDARD INDUSTRIAL  (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)         CLASSIFICATION        IDENTIFICATION NO.)
                                        CODE NUMBER)


                                645 FIFTH AVENUE
                               NEW YORK, NY 10022
                                 (212) 688-8838
               ---------------------------------------------------
               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                 INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL
                               EXECUTIVE OFFICES)


                             JEAN PIERRE COLLARDEAU
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               PRO NET LINK CORP.
                                645 FIFTH AVENUE
                               NEW YORK, NY 10022
                                 (212) 688-8838
            ---------------------------------------------------------
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   ----------

                                  COPIES TO:

                             SIMON J. LINCOLN, ESQ.
                           476 BROOME STREET, SUITE 5A
                            NEW YORK, NEW YORK 10013
                                 (212) 625-3110

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                   ----------

                         CALCULATION OF REGISTRATION FEE
                                                                               PROPOSED       PROPOSED
                                                                NUMBER OF      MAXIMUM        MAXIMUM
                                                                 SHARES TO     OFFERING      AGGREGATE       AMOUNT OF
                      TITLE OF SECURITIES                           BE           PRICE        OFFERING      REGISTRATION
                       TO BE REGISTERED                        REGISTERED(1)  PER SHARE(2)     PRICE            FEE
                      -------------------                      ------------   -----------    ----------     ------------
Common Stock, par value $.001 per share.....................    20,000,000      $0.36        $7,200,000        $1,800

------------
(1) This registration statement covers the resale by Waveland Capital LLC of up to 20,000,000 shares of our common stock which may be acquired by it upon the exercise of puts issued by ProNetLink under a Common Stock Purchase Agreement, as well as warrants issued to it in connection therewith.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act, based on the average of the high and low sales prices for the common stock as reported on the OTC Bulletin Board on April 30, 2001.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

================================================================================

                    SUBJECT TO COMPLETION, DATED MAY 4, 2001

PROSPECTUS

                                20,000,000 SHARES

                               PRO NET LINK CORP.

                                  Common Stock

A stockholder of Pro Net Link Corp., Waveland Capital, LLC, is offering 20,000,000 shares of common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholder.

Our common stock trades on the Over-the-Counter Bulletin Board under the symbol "PNLK." On April 30, 2001, the last sale price of our common stock as reported on the Over-the-Counter Bulletin Board was $0.375 per share.

We have outstanding one class of common stock. The holders of Common Stock are entitled to one vote for each share.

SEE "RISK FACTORS" BEGINNING ON PAGE 4 ABOUT THE RISKS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                   The date of this prospectus is May 4, 2001


--------------- Red Herring ----------------------------------------------------
THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECOMES EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES NOR A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.
--------------------------------------------------------------------------------

     You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operation, and prospects may have changed since that date.

PROSPECTUS DELIVERY REQUIREMENT

     Until _____________, 2001 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether participating in this offering, may be required to deliver a prospectus to purchasers of these securities. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                PRO NET LINK CORP
                                    FORM S-1
                       FOR PERIOD ENDED DECEMBER 31, 2000

                                      INDEX

                                                                            PAGE
                                                                            ----
PART I

         Prospectus.........................................................  1
         Risk Factors.......................................................  4
         Stock Purchase Agreement - Equity Line.............................  8
         Management's Discussion and Analysis of Financial Condition
            and Results of Operations....................................... 12
         Business........................................................... 15
         Properties......................................................... 30
         Legal Proceedings.................................................. 31
         Directors and Executive Officers of Registrant..................... 31
         Executive Compensation............................................. 32
         Certain Relationships and Related Transactions..................... 37
         Principal and Selling Stockholders................................. 38
         Description of Capital Stock....................................... 39
         Shares Eligible for Future Sale ................................... 40
         Legal Matters ..................................................... 41
         Experts ........................................................... 41
         Where You Can Find Additional Information ......................... 41

         Financial Statement Schedules ..................................... F-1

PART II  INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution  ...................... 58
Item 14. Indemnification of Directors and Officers.......................... 58
Item 15. Recent Sales of Unregistered Securities............................ 59
Item 16. Exhibit Index...................................................... 61
Item 17. Undertakings....................................................... 61
         Signatures......................................................... 63
         Exhibits and Reports

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

     This summary highlights the key information contained in this prospectus. Because it is a summary, it does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the section titled "Risk Factors" and the financial statements and the notes relating to those statements.

                                  PRO NET LINK

OUR COMPANY

     We are a development stage business-to-business corporation that has historically focused on facilitating the conduct of international trade through various tools and services accessible through our Internet website. By integrating the Internet's capability with the design and technology which we have incorporated into our website, Pro Net Link Corp. has formed an interactive worldwide business-to-business Internet community. As the foundation of Internet technology grows around the world, we believe that the need for a centralized hub for the provision of international trade information, services and resources will become more critical. International trade is significant, and we believe that in order for companies to remain competitive, they will have to continue to expand into the global marketplace, or to enter it for the first time.

     Our website, known as the Global Trade Internetwork(TM) (located on the Internet at www.ProNetLink.com), combines several functional areas that bring value to its users. Firstly, the website (also referred to herein as an e-commerce portal or a web portal page) brings many global streams of international import/export information and tools together into one location, enabling the trade professional to compete more efficiently on the global level. Additionally, through the Global Trade Internetwork, our users can also access the tools needed to complete a trade transaction, including trade-related services provided by our business service providers. These tools allow users to effectively buy, sell and market their products on a worldwide basis. For a description of the tools, services and information available on the website, see "The Global Trade Internetwork".

     We also are developing a transactional trade solution for international buyers and sellers that will further integrate the services offered by our business service providers. Termed the Master Transaction Logic(TM), this system is a guided, on-line process which allows a buyer and seller to successfully complete an international transaction. The system makes use of key databases of trade knowledge (i.e., country requirements) and on-line tools (i.e., computation of selling price and metric and currency conversion), and integrates various international trade service providers with expertise of the process and of government trade regulations. The Master Transaction Logic system manages the process, creating the transaction "template" depending on key information (i.e., HS product code and ISO country code), flagging both the buyer and seller for potential problem areas, and alerting the parties to key upcoming dates and actions. The system creates all required documents, integrates all events completed by either party as well as the service providers, and allows both parties to track the status of the transaction on-line at any time. For a description of the Master Transaction Logic system, see "Master Transaction Logic System". We believe that our success will depend, in large part, on our ability to develop the Master Transaction Logic product, to increase market awareness and acceptance for this product, to raise additional operating capital to build technology and non-technology infrastructures and to continue product research and development.

OUR HISTORY

     Pro Net Link Corp., a Delaware corporation, was formed and began its operations on July 25, 1997. In September 1997, following a reverse split of 1 share for each 30 shares outstanding, Prevention Productions, Ltd., a Nevada chartered corporation with no material operations and no assets, acquired 100% of the outstanding common stock of Pro Net Link. Prevention Productions acquired the stock of Pro Net Link in exchange for 28,400,000 shares of common stock of Prevention Productions. Prevention Productions subsequently changed its name to "Pro Net Link Corp." and continued the operations of Pro Net Link.

OUR ADDRESS AND TELEPHONE NUMBER

     The address of our principal executive offices is 645 Fifth Avenue, Suite 303, New York, NY 10022, and our telephone number is (212) 688-8838.

     The information on our Web site, www.pronetlink.com, is not a part of this prospectus.

     Pro Net Link and the Pro Net Link logo are two of our service marks. This prospectus also contains trademarks and trade names of other companies.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                                  THE OFFERING
Common Stock offered by:
   The Selling Stockholder..................................   20,000,000 shares
Common Stock to be outstanding after the
offering....................................................   72,208,070 shares of Common Stock
Use of proceeds.............................................   All proceeds from the sale of common stock under
                                                               the Stock Purchase Agreement and related warrants
                                                               will be used for working capital and other general
                                                               corporate purposes. Pro Net Link will not receive
                                                               any proceeds from the sale of common stock by the
                                                               selling stockholder.

Over-the-Counter Bulletin Board symbol......................   PNLK


--------------------------------------------------------------------------------

                             SUMMARY FINANCIAL DATA

     The following selected historical financial data as of June 30, 1999, and June 30, 2000, are derived from the audited financial statements. The selected financial data as for the six month period ended December 31, 2000, the six month period ended December 31, 1999, and the period from July 25, 1997 (inception) through December 31, 2000, are derived from the unaudited financial statements of ProNetLink included in this prospectus. Such unaudited data includes, in management's opinion, all normal recurring adjustments necessary to present fairly the results of operations and financial position of the Company for such periods. Results from interim periods are not necessarily indicative of the results to be expected for an entire fiscal year. The data should be read in conjunction with the financial statements, related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations", and other financial information included in this prospectus.


                                                           INCOME STATEMENT DATA

                                                 Six Months     Six Months                                     July 25, 1997
                                                   Ended          Ended                                          (Inception)
                                                December 31,   December 31,   Fiscal Year      Fiscal Year        Through
                                                   2000           1999        Ended June 30,   Ended June 30,   December 31,
                                                (unaudited)    (unaudited)         2000           1999              2000
                                               ----------------------------------------------------------------------------
Revenues                                        $    14,389    $    27,136    $    81,601      $    14,248      $   110,238
Net Loss                                        $(1,991,882)   $(2,091,523)   $(3,959,243)     $(3,220,850)     $(9,817,330)
Basic Loss Per Share of Common Stock            $     (0.04)   $     (0.04)   $     (0.08)     $     (0.07)     $     (0.19)
Weighted Average Common Shares Outstanding       51,635,842     50,435,578     51,060,112       43,772,888       42,260,359


                                                             BALANCE SHEET DATA

                                               Six Months Ended
                                              December 31, 2000
                                                (unaudited)            June 30, 2000     June 30, 1999    June 30, 1998
                                              -----------------        -------------     -------------     -------------

Total Assets                                   $    492,775             $   458,714       $   648,541      $  316,075
Total Liabilities                              $  2,096,982             $   611,588       $   442,509      $  650,630
Long-Term Debt Less Current Maturities         $  1,650,000             $         0       $         0      $  315,605
Working Capital (Deficiency)                   $   (274,338)            $  (509,977)      $   (52,338)     $  (64,886)
Shareholders Equity (Deficit)                  $ (1,604,207)            $  (152,874)      $   206,032      $ (334,555)


                                  RISK FACTORS

     The following risk factors, together with all information in this Form S-1, should be carefully considered in evaluating Pro Net Link and its business. Due to the significant impact that the risk factors set forth below may have on Pro Net Link's business, results of operations and financial condition, actual results could differ materially from those expressed or implied by any forward-looking statement.

WE HAVE A LIMITED OPERATING HISTORY

     Pro Net Link was founded in 1997, but did not launch the full production version of its website until April 1999. Thus we have a limited operating history on which to base an evaluation of our business and prospects. The revenue and profit potential of our business model is unproven. Our success is dependent on our ability to develop new technology and content products, grow our customer base and expand into new markets and regions. Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as Internet commerce. Many of these risks are described in this "Risk Factors" section. There can be no assurance that we will be able to address these risks.

WE HAVE A HISTORY OF LOSSES, NEGATIVE WORKING CAPITAL AND NEGATIVE SHAREHOLDER EQUITY

     We have incurred losses from operations in each period since our inception. For the six month period ended December 31, 2000, we showed a net loss of $1,991,882. From inception through December 31, 2000, our most recent fiscal period, we incurred an accumulated deficit of $9,817,330. We expect to incur substantial operating losses and have continued negative cash flows from operations for the foreseeable future. In addition, we have no material revenues to date. Due to our limited operating history, we believe that period-to-period comparisons of revenues and results of operations are not always meaningful.

     We have reported negative working capital in each period since our inception. At December 31, 2000, we reported negative working capital of $(274,338); at June 30, 2000, $(509,977); at June 30, 1999, $(52,338); and at
June 30, 1998, $(64,886). We expect to continue to experience negative working capital for the foreseeable future. In addition, we have reported negative stockholder equity for all but one period since our inception. At December 31, 2000, we reported negative stockholder equity of $(1,604,207); at June 30, 2000, $(152,874); at June 30, 1999, $206,032; at June 30, 1998, $(334,555).

     For a detailed discussion of our losses, see "Management's Discussion and Analysis of Financial Condition and Results of Operations." We expect to continue to make significant expenditures for technology development, sales and marketing, programming and development and general and administrative functions. As a result, we will need to generate significant revenues to achieve profitability. We can make no assurance that revenues will grow in the future or that we will achieve sufficient revenues to realize profitability. If revenues grow more slowly than we anticipate, or if operating expenses exceed our expectations, our business will be negatively impacted.

WE FACE INTENSE COMPETITION AND THERE IS NO ASSURANCE WE WILL BE ABLE TO COMPETE SUCCESSFULLY

     The business-to-business e-commerce market is new, rapidly evolving and intensely competitive, and we expect competition to intensify in the future. Barriers to entry are minimal, and competitors may develop and offer similar services in the future. Our business could be severely harmed if we are not able to compete successfully against current or future competitors. Although we believe that there may be opportunities for several providers of products and services similar to ours, a single provider may dominate the market. While we believe there is no current dominant provider in our market for international trade services, we expect that additional companies will offer competing e-commerce solutions for international trade in the future.

     In addition, our users and partners may become competitors in the future. Our competitors vary in size and in the scope and breadth of the services they offer. In addition to competition from vertical trade communities, we primarily encounter competition from other value-added service providers such as TradeCard, Bolero.net and TradeCompass. We may also encounter competition from business-to-business software system providers such as Ariba and CommerceOne. Additional competitors include regional-focused trade portals such as Global Sources.

     Some of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition in business and Internet markets and significantly greater financial, marketing, technical and other resources. Our competitors may be able to devote significantly greater resources to product and technology development.

THE FAILURE OF MEMBERS TO RENEW THEIR CONTRACTS, CHANGES IN INDUSTRY ADVERTISING RATES, OR A FAILURE TO SELL CONTENT PRODUCTS WOULD REDUCE OUR REVENUES

     For the six months ended December 31, 2000, approximately 75 percent of our revenues derived from the Leaders in Global Trade Product. Registered user premium fee income declined during the six month fiscal period ended December 31, 2000, as compared to fiscal year ended June 30, 2000. We have re-organized our business, selling our Internet broadcast business and focusing on an on-line international trade transaction product, and we plan to devote substantially all our financial and personnel resources to the development of this new product, called the Master Transaction Logic application. However, this new technology product will involve significant time and resources, and may not generate revenue in the near-term.

WE ARE DEPENDENT UPON THE GROWTH OF THE INTERNET AS A MEANS OF COMMERCE

     If the e-commerce market does not grow internationally or grows more slowly than expected, our business will suffer. The possible slow adoption of the Internet as a means of international commerce by business may harm our prospects. A number of factors could prevent the acceptance and growth of e-commerce, including the following:

-- E-commerce for international trade is at an early stage, and businesses may be unwilling to shift their traditional methods of international purchasing and sales to online purchasing

-- Increased government regulation or taxation may adversely affect the viability of e-commerce for international trade transactions

-- Adverse publicity and consumer concern about the reliability, cost, ease of access, quality of services, capacity, performance and security of e-commerce transactions could discourage its acceptance and growth.

     Even if the Internet is widely adopted as a means of commerce, the adoption of our Global Trade Internetwork and our Master Transaction Logic product, particularly by companies that have relied on traditional means of trade, will require broad acceptance of the new approach. In addition, companies that have already invested substantial resources in traditional methods of trade, have established relationships with trade facilitators, or have in-house e-commerce solutions, may be reluctant to adopt our solutions.

OUR SERVICES ARE NEW AND WE FACE RAPID TECHNOLOGICAL CHANGES

     The market for Pro Net Link's services is characterized by rapid technological advances, evolving standards in the Internet and software markets, changes in customer requirements and frequent new product and service introductions and enhancements. As a result, we believe that our future success depends upon our ability to enhance current Internet-based services, to develop and introduce new services that will achieve market acceptance, and where necessary, to integrate Internet-based services with customers' systems. If we do not adequately respond to the need to develop and introduce new services, then our business will be negatively affected.

     In addition, our Master Transaction Logic system assumes that we will be able to interface successfully with key partner services, and will depend on our ability to attract qualified partners with the capabilities to interface with our Master Transaction Logic program.

WE MAY FAIL TO MANAGE OUR RESOURCES AS OUR BUSINESS EXPANDS

     If we successfully execute our business plan, our growth will place a significant demand on our sales, marketing, managerial, operational, information technology and other resources. If we cannot manage this growth effectively, our business will be adversely affected. We may need a significant number of new employees to expand our business. Our current information systems, procedures and controls may not support expanded operations and may hinder our ability to take advantage of the market for Pro Net Link's services.

WE DEPEND ON KEY PERSONNEL

     Our performance is substantially dependent on the performance of the executive officers and other key employees. Failure to successfully manage personnel requirements would have a negative effect on the business. We have experienced difficulty from time to time in hiring the personnel necessary to support the growth of our business, and we may experience similar difficulty in hiring and retaining personnel in the future. Competition for senior management, experienced sales and marketing personnel, software developers, and other employees is intense, and we cannot be certain that we will be successful in attracting and retaining personnel. The loss of the services of any executive officers or key employees could have a negative effect on the business. In particular, the loss of Mr. Collardeau, our founder, President and Chief Executive Officer, could severely and adversely affect our ability to raise money to fund operations. Failure to obtain or retain the services of necessary executive officers or key employees may not support existing or expanded operations, and may hinder our ability to take advantage of the market for Pro Net Link's services.

WE EXPECT THE PRICE OF OUR COMMON STOCK TO BE VOLATILE

     The market price of our Common Stock may fluctuate significantly in response to a number of factors, some which are beyond our control, including the following: quarterly variations in operating results; changes in market valuation of Internet commerce companies; announcements of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments; loss of a major customer or strategic partner, or failure to complete a sale to a significant customer; additions or departures of any key personnel; future sales of our Common Stock; and stock market price and volume fluctuations, which are particularly common among highly volatile securities of Internet companies.

SECURITY PROBLEMS MAY INHIBIT THE GROWTH OF INTERNET-BASED PURCHASING SOLUTIONS

     A significant barrier to the adoption of e-commerce is the secure transmission of confidential information over public networks. Users generally are concerned with security and privacy on the Internet and any publicized security problems could inhibit the growth of the Internet, and therefore inhibit the use of Pro Net Link's website as a means of conducting transactions. If there is a breach in our security system, we may be required to make significant expenditures to protect against security breaches and to alleviate problems caused by such breaches.

SYSTEM FAILURE MAY CAUSE INTERRUPTION OF SERVICES

     The performance of our server and networking hardware and software infrastructure is critical to our business and reputation, and affects our ability to process transactions, provide high quality customer service and attract and retain customers, suppliers, users and strategic partners. Currently, most of our infrastructure and systems are located at our offices in New York City. Any disruption to this infrastructure resulting from a natural disaster or other event could result in an interruption in service, fewer transactions and, if sustained or repeated, could impair our reputation and the attractiveness of our offered services.

WE MAY REQUIRE ADDITIONAL CAPITAL FOR OPERATIONS

     We believe that current financing arrangements and available funds will be sufficient to meet anticipated needs for working capital and capital expenditures for at least the next six months. We will be required to use funds from the equity line of credit funding arrangement entered into with Waveland Capital, LLC, in order to complete the development of our trade transaction product, the Master Transaction Logic application. Nonetheless, we will need to raise additional funds in the future in order to fund expansion, to develop new or enhanced services, to respond to competitive pressures or to acquire complementary businesses, technologies or services. To date, most of the capital we have raised has been through the efforts of our founder, President and Chief Executive Officer, Mr. Collardeau. There can be no assurances that Mr. Collardeau will be able to continue to raise such capital or, in the absence of Mr. Collardeau, that we could raise capital from any sources.

WE ARE SUBJECT TO GOVERNMENT REGULATIONS AND WE FACE LEGAL UNCERTAINTIES

     We are subject to various laws and regulations relating to our business. Few laws or regulations are currently directly applicable to access to the Internet. However, because of the Internet's popularity and increasing use, new laws and regulations may be adopted. Such laws and regulations may cover issues such as:

--   User privacy
--   Freedom of expression
--   Pricing
--   Content
--   Characteristics and quality of products and services
--   Taxation
--   Advertising
--   Intellectual property rights, including domain name policies
--   Access charges and

--   Information security

     In addition, the growth of the Internet and e-commerce, coupled with publicity regarding Internet fraud, may lead to the enactment of more stringent e-commerce related regulation. Such regulations or laws may impose additional burdens on e-commerce activities in general and our business in particular. Should growth of the Internet be impeded our business could be adversely affected resulting in decreased revenues, higher expenses, and a weakened financial condition.

     Laws and regulations directly applicable to e-commerce or Internet communications are becoming more prevalent. Congress has recently enacted Internet laws regarding on-line copyright infringement, restrictions on access to materials deemed obscene or harmful to minors, and limitations on the online collection of personal information from children under 13. Congress may enact additional laws regarding Internet commerce, content and access. The European Union has enacted privacy regulations.

     There is uncertainty regarding the marketplace impact of regulatory actions taken and contemplated. In addition, various jurisdictions already have enacted laws that are not specifically directed to e-commerce but that could affect our business. While uncertain, the applicability of many of these laws to the Internet could expose us to substantial liability.

     Any new legislation or regulation regarding the Internet, or the application of existing laws and regulations to the Internet, whether in the United States or any other country, could materially adversely affect us. If we were alleged to violate federal, state or foreign, civil or criminal law, even if we could successfully defend such claims, it could materially adversely affect us.

     In February 2000, Pro Net Link applied for and became a licensee of the TRUSTe Privacy Program. TRUSTe is an independent, non-profit organization that promotes the use of fair information practices on the Internet. TRUSTe reviewed Pro Net Link's privacy policies and its website for compliance with the organization's guidelines. Following its review, Pro Net Link was granted a license to the TRUSTe Privacy Program. In January, 2001, we chose not to continue our license with TRUSTe, but have continued to retain these stringent privacy policies for our Internet business.

     We believe that our use of third party material on our vertical trade communities is permitted under current provisions of copyright law. However, because legal rights to certain aspects of Internet content and commerce are not clearly settled, our ability to rely upon exemptions or defenses under copyright law is uncertain.

     Several telecommunications carriers are seeking to offer telecommunications services over the Internet. These services would be regulated by the Federal Communications Commission in the same manner as other telecommunications services. Additionally, local telephone carriers previously petitioned the Federal Communications Commission to regulate Internet service providers and on-line service providers in a manner similar to long distance telephone carriers and to impose access fees on such providers. In May 1997, the FCC confirmed that Internet service providers would continue to be exempt from interstate access charges. In August 1998, the Eighth Circuit Court of Appeals upheld the FCC's authority to maintain the exemption. If the FCC were to withdraw the exemption or take other action responding to telecommunications carrier concerns, the costs of communicating on the Internet could increase substantially. This could slow the growth in the use of the Internet and, thereby, materially and adversely affect our business.

OUR FOCUS ON INTERNATIONAL TRADE EXPOSES US TO NUMEROUS RISKS ASSOCIATED WITH DOING BUSINESS INTERNATIONALLY

     A substantial portion of our business is based upon supporting international trade. We believe that international trade over the Internet will increase in the future. However, if international trade over the Internet does not grow, our business may be adversely affected. We are subject to a number of risks and uncertainties associated with international business. These risks and uncertainties include:

-- difficulties in the enforcement of contractual obligations and intellectual property rights, including licensing rights
--   currency exchange rate fluctuations and higher duty rates
--   unexpected changes in regulatory requirements
--   tariffs, import and export controls and regulations and other trade barriers
--   political instability and
--   potential transportation delays

     These factors may have a negative effect on the ability of our customers to conduct business internationally and, consequently, on our business, results of operations and financial condition.

                    THE STOCK PURCHASE AGREEMENT-EQUITY LINE

     On March 29, 2001, Pro Net Link entered into an equity line financing arrangement with Waveland Capital. This financing arrangement is in the form of a Stock Purchase Agreement providing for the purchase by Waveland Capital of up to $5,000,000 worth of shares of common stock of Pro Net Link over an eighteen month period. Under the terms of the Stock Purchase Agreement, Pro Net Link can issue and exercise a put for a number of shares of common stock not to exceed fifteen percent of the aggregate trading volume of the common stock as traded on the Over-the-Counter Bulletin Board during the twenty consecutive trading days immediately preceding the date of the notice. The Stock Purchase Agreement requires fifteen trading days between the issuance of puts. The purchase price for the shares to be acquired by Waveland in each put will be 90% of the market price of such shares. The Stock Purchase Agreement defines "Market Price" as the average of the three lowest closing bid prices of Pro Net Link's common stock for the twenty trading days (ten trading days for the initial put) beginning on the commencement date of the put. The floor price designated in a put, if any, shall not be greater than 50 percent of the average closing bid prices of the common stock for the three trading days immediately preceding the date of the put notice. During any pricing period in which the market price is below the floor price, Pro Net Link shall be required to sell shares of its common stock to Waveland Capital for as many of the put shares as Waveland Capital elects to purchase at a price that is at or above the floor price.

     There are certain conditions that must be met before Waveland is obligated to accept a put from Pro Net Link, such as: 1) this registration statement shall be declared effective by the SEC, 2) the registration statement shall not have been suspended for any period exceeding ten consecutive trading days and 3) nothing shall have occurred causing a material adverse effect on Pro Net Link and its operations. There can be no guarantee that these conditions will be met or that Pro Net Link will be able to draw down on any portion of the $5,000,000 equity line.

     In connection with the equity line arrangement, Pro Net Link will issue:

(i) initial warrants to purchase 1,465,416 shares of common stock;
(ii) puts, as described above;
(iii) performance warrants at such time as Pro Net Link has received a cumulative total of $2,500,000 from Waveland Capital for the purchase of the put shares, or if Pro Net Link does not put to Waveland Capital a sufficient number of shares of common stock to result in purchases of at least $2,500,000 during the term of the arrangement, then Pro Net Link shall issue to Waveland Capital additional warrants, called undrawn minimum warrants, to purchase Pro Net Link's common stock.

     The performance warrants shall entitle Waveland Capital to purchase common stock in an amount equal to $250,000 divided by the average of the closing bid prices of Pro Net Link's common stock for the five trading days immediately preceding the settlement date for the last payment that brings the total of the purchases to $2,500,000. These performance warrants shall have a term from their initial date of issuance of five years. The undrawn minimum warrants shall entitle Waveland Capital to purchase common stock in an amount equal to $250,000 divided by the lowest closing bid price of Pro Net Link's common stock during the three-month period immediately preceding the termination date of the arrangement. These undrawn minimum warrants shall have a term from their initial date of issuance of five years.

     Under a Registration Rights Agreement, dated March 29, 2001, we agreed to register the common stock underlying the puts and the warrants described above for resale by Waveland Capital, which will permit Waveland Capital to resell the common stock from time to time in the open market or in privately negotiated transactions. We will prepare and file amendments and supplements to the registration statement as may be necessary in order to keep it effective as long as the equity line financing arrangement remains in effect or Waveland Capital owns any of our common stock. We have agreed to bear certain expenses, other than broker discounts and commissions, if any, in connection with the preparation and filing of the registration statement and any amendments to it.

     We have entered into an agreement with Corpfin.com, Inc., pursuant to which Corpfin.com will receive 10% of the proceeds from the equity line of credit arrangement. On February 5, 2001, we engaged Corpfin.com to assist us in locating alternative sources of financing, including private investors. We agreed to pay Corpfin.com 10% of the amount of capital raised through Corpfin.com. Corpfin.com initiated contact with Waveland Capital and assisted Pro Net Link in negotiating the equity line financing arrangement. Each of the fees will be paid by Pro Net Link upon receipt of funds from Waveland Capital.

                                 USE OF PROCEEDS

     The shares of common stock offered by this reoffer prospectus are being registered for the account of the selling stockholder, and we will not receive any proceeds from the sale of common stock by the selling stockholder. However, we will receive the purchase price for shares sold to the selling stockholder, Waveland Capital, pursuant to the terms of the Stock Purchase Agreement under the equity line. The purchase price under the Stock Purchase Agreement varies depending on various factors. See "The Stock Purchase Agreement - Equity Line" section above. All proceeds from the sale of common stock under the Stock Purchase Agreement and related warrants will be used for working capital and other general corporate purposes.

                               SELLING STOCKHOLDER

     The selling stockholder, Waveland Capital, may offer and resell up to 20,000,000 shares of our common stock, which includes 1,465,416 shares of common stock underlying the initial warrants, and such additional shares of common stock underlying either the performance warrants or the undrawn minimum warrants, under this prospectus. These shares have been, or will be, acquired by the selling stockholder pursuant to:

-- the purchase of shares by Waveland Capital pursuant to the issuance of puts by Pro Net Link under the terms of the Stock Purchase Agreement and
-- the exercise of warrants issued pursuant to warrant certificates under the Stock Purchase Agreement.

     Each of the above documents is attached as an exhibit to the registration statement of which this prospectus is a part. Waveland Capital will receive all of the net proceeds from the sale of its shares of common stock.

                              PLAN OF DISTRIBUTION

     The selling stockholder and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholder may use any one or more of the following methods when selling shares:

-- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
-- block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
-- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
-- an exchange distribution in accordance with the rules of the applicable exchange;
--   privately negotiated transactions;
--   short sales;
-- broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;
--   a combination of any such methods of sale; and
--   any other method permitted pursuant to applicable law.

     The selling stockholder may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus, if and when it meets the requirements of Rule 144.

     The selling stockholder may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling stockholder may pledge its shares to its brokers under the margin provisions of customer agreements. If the selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

     Broker-dealers engaged by the selling stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The selling stockholder and any broker-dealers or agents that are involved in selling shares acquired by the selling stockholder in connection with the equity line of credit arrangement with us will be considered "underwriters" by the SEC within the meaning of the Securities Act of 1933 in connection with sales under this prospectus and are subject to the prospectus delivery requirements of the Securities Act of 1933. Accordingly, any commissions received by such broker-dealers or agents and any profit on the resale of such shares purchased by them may be deemed underwriting commissions or discounts under the Securities Act of 1933.

     We are required to pay all fees and expenses incident to the registration of the shares. The selling stockholder is responsible for brokerage commissions and fees on sales of these shares. We have agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

     The selling stockholder and any other persons participating in the sale or distribution of these shares of our common stock will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder including, without limitation, Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of these shares of our common stock by, the selling stockholder. Furthermore, pursuant to Regulation M, a person engaged in a distribution of our securities is prohibited from bidding for, purchasing, or attempting to induce any person to bid for or purchase our securities for a period beginning five business days prior to the date of this prospectus throughout the applicable restrictive period. These regulations may affect the marketability of these shares of our common stock.

                                 DIVIDEND POLICY

     To date, Pro Net Link has not declared or paid any cash dividends on its common stock. We currently anticipate that we will retain all available funds for use in the operation and expansion of our business, and that no cash dividends will be paid on the Common Stock in the foreseeable future. Further, our accumulated deficit and anticipated future losses are factors that are likely to limit the future payment of dividends. There can be no assurance that our business operations will generate the revenue and cash flow needed to declare cash dividends in the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                           PRICE RANGE OF COMMON STOCK

     The following table sets forth the high and low closing prices for the Common Stock as reported on the Over-the-Counter Bulletin Board for the period from April 1, 1999, through April 30, 2001.

                                                             High       Low
                                                             ----       ----
1999:
 Second Quarter (from April 1 - June 30, 1999)............  $7.250     $2.563
 Third Quarter (from July 1 - September 30, 1999).........  $3.875     $1.594
 Fourth Quarter (from October 1 - December 31, 1999)......  $3.313     $2.030

2000:
 First Quarter (from January 1 - March 31, 2000)..........  $5.813     $2.156
 Second quarter (from April 1-June 30, 2000)..............  $3.2188    $1.8125
 Third quarter (from July 1-Sept. 30, 2000)...............  $2.0000    $0.9375
 Fourth quarter (from Oct. 1-Dec. 31, 2000)...............  $1.0938    $0.3438

2001:
 First quarter (through March 31, 2001)...................  $0.4062    $0.430
 Second Quarter (from April 1 - April 30, 2001)...........  $0.1400    $0.219

                             NUMBER OF SHAREHOLDERS

     The number of holders of record of Pro Net Link Common Stock as of April 30, 2001 was 229. Pro Net Link believes that there are a greater number of beneficial owners of its shares of Common Stock as Cede & Co., at the above date, was the record holder of 30,693,517 shares of Pro Net Link's Common Stock on behalf of investors. Cede & Co. is the name of the nominee of the Depository Trust Company, a depository that holds shares in its own name for other financial institutions that are "participants" in Depository Trust Company. Participants, generally, in turn, hold securities for the beneficial owners of such shares. Depository Trust Company has informed us that it holds Pro Net Link shares on behalf of approximately 120 participants.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 2000. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the related notes appearing elsewhere in this prospectus.

                                                                    DECEMBER 31,
                                                                       2000
                                                                      ACTUAL
                                                                    ------------
Current maturities of long-term debt................................ $    --
                                                                     -----------
Long-term debt less current maturities..............................  1,650,000
                                                                     -----------
Stockholders' equity (deficit):
    Preferred stock, $.001 par value; 5,000,000 shares authorized,
        no shares issued and outstanding............................       --
    Common stock, $.001 par value; 150,000,000 shares authorized,
        52,208,070 issued and outstanding actual and as adjusted....     52,143
    Additional paid-in capital......................................  8,160,980
    Deficit Accumulated During Development Stage.................... (9,817,330)
         Total stockholders' equity (deficit)....................... (1,604,207)
                                                                     ----------
         Total capitalization....................................... $   45,793
                                                                     ==========

                             SELECTED FINANCIAL DATA

     The following selected historical financial data as of June 30, 1999, and June 30, 2000, are derived from the audited financial statements. The selected financial data as for the six month period ended December 31, 2000, the six month period ended December 31, 1999, and the period from July 25, 1997 (inception) through December 31, 2000, are derived from the unaudited financial statements of ProNetLink included in this prospectus. Such unaudited data includes, in management's opinion, all normal recurring adjustments necessary to present fairly the results of operations and financial position of the Company for such periods. Results from interim periods are not necessarily indicative of the results to be expected for an entire fiscal year. The data should be read in conjunction with the financial statements, related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations", and other financial information included in this prospectus.

                              INCOME STATEMENT DATA

                                                 Six Months      Six Months                                      July 25, 1997
                                                   Ended           Ended                                           (Inception)
                                                December 31,    December 31,    Fiscal Year       Fiscal Year        Through
                                                   2000            1999        Ended June 30,    Ended June 30,    December 31,
                                                (unaudited)     (unaudited)        2000              1999              2000
                                                --------------------------------------------------------------------------------
Revenues .....................................  $    14,389     $    27,136     $    81,601       $    14,248      $   110,238
Net Loss .....................................  $(1,991,882)    $(2,091,523)    $(3,959,243)      $(3,220,850)     $(9,817,330)
Basic Loss Per Share of Common Stock .........  $     (0.04)    $     (0.04)    $     (0.08)      $     (0.07)     $     (0.19)


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of financial condition and results of operations of Pro Net Link should be read in conjunction with the selected financial data above and the financial statements and notes thereto contained elsewhere herein. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in the forward-looking statements as a result of certain factors, including but not limited to, those set forth under "Risk Factors" and the risks discussed elsewhere in this document and in our other SEC filings.

OVERVIEW

     We are a development stage corporation formed in July 1997 with a limited operating history. We are a business-to-business firm that has historically focused on facilitating the conduct of international trade through various tools and services accessible through our Internet Website. We have historically based our business model on the delivery of international trade-related news, programming and services through this Website. Sources of revenue to date have included registered "premium" user fees, banner advertising, the Leaders in Global Trade program and our Internet broadcast services.

     We have not generated profits since our mid-1997 start-up. Substantial expenses have been incurred since inception associated with our corporate formation, the conduct of market research, the building of an operating infrastructure, product development, solicitation of users, and the design, development and promotion of our Website and related services. Our revenues have been limited. Since inception, Pro Net Link has incurred significant losses, resulting in an accumulated deficit of $9,817,330 as at December 31, 2000.

     On February 6, 2001, our Board of Directors announced that we had approved a plan to re-focus our company and to engage a financial services firm to raise equity for the Company. The re-focusing called for a reduction in operating expenses, the sale of the our Internet broadcast services, and the completion of our company's Application Service Provider trade transaction solution, termed the "Master Transaction Logic". We significantly reduced staffing, retaining the core executive, administrative and technical staff for the development of the Master Transaction Logic product and maintenance of our website. We also elected not to renew the marketing services contract with Zagoren-Zozzora, Inc., which expired on February 15, 2001. These and other cost reductions, reduced monthly operating expenses (not including research and development of the Master Transaction Logic product) by over 50%. Glenn Zagoren, President of Zagoren-Zozzora, remains as non-executive Chairman of the Board of Pro Net Link.

     On March 29, 2001, we entered into an equity line of credit facility with Waveland Capital, LLC through a Common Stock Purchase Agreement and Registration Rights Agreement. We have the right (but not the obligation) to sell up to $5,000,000 worth of our common stock to Waveland in periodic draw downs made at our election.

     On April 13, 2001, we completed the sale of our internet broadcast services, PNLTV, to ZZTV, Inc. See "INTERNET BROADCAST SERVICES".

     All ongoing development has been focused on the Master Transaction Logic transaction platform, for which technical specifications have been completed and development has begun. We intend the Master Transaction Logic system to be an independent and open standard based solution that integrates a seamless "end-to-end" online process for Small to Mid-Sized Enterprises engaged in international trade. The Master Transaction Logic is being developed to be a stand-alone transaction module that can be accessed from within the ProNetLink.com site and licensed as an Application Service Provider system to any Internet e-commerce entity that wants to profit from its capabilities. We filed a provisional patent application with the U.S. Patent Office for the Master Transaction Logic on January 18, 2001.

     On April 20, 2001, we signed a Master Software License Agreement, a Master Services Agreement, and a Task Order with Commerce One to build our Master Transaction Logic product.

     Although we will maintain our website and associated businesses (such as banner advertising and membership fees), we do not currently intend to focus any significant financial and managerial resources on sales and marketing to develop the revenue models associated with our website.

     We believe that our success will depend, in large part, on our ability to develop the Master Transaction Logic/Application Service Provider product, to increase market awareness and acceptance for this product, to raise additional operating capital to build technology and non-technology infrastructures and to continue product research and development.

     An evaluation of our prospects must be considered in light of the risks associated with companies in the early stages of development, particularly for ones in the rapidly evolving business-to-business Internet marketplace. Certain risks for us include, but are not limited to, having an unproven business model, capital requirements and, if we successfully expand our operations, management of growth. To address these risks, we must, among other things, raise significant capital by drawing on our equity credit line with Waveland Capital, LLC, to develop our Master Transaction Logic product, continue to develop and successfully execute our business and marketing plans, and complete the development of the Master Transaction Logic product technologically and to market it. There can be no assurance that we will be successful in addressing these risks, and the failure to do so could prevent Pro Net Link from generating profitable operations.

RESULTS OF OPERATIONS

Six months ended December 31, 2000 and December 31, 1999

     Revenues. As noted, during the six month periods ended December 31, 2000 and December 31, 1999, Pro Net Link was a development stage enterprise. Accordingly, it engaged in limited revenue generating operations. Revenue decreased from $27,136 for the six months ended December 31, 1999 to $14,389 for the six months ended December 31, 2000.

     Expenses. Total expenses decreased from $2,118,659 for the six months ended December 31, 1999 to $2,006,271 for the six months ended December 31, 2000, resulting in a net loss of $1,991,882 for the current period, compared to a loss of $2,091,523 for the previous period.

     The decrease in expenses was primarily attributable to the factors described below:

On August 8, 2000, Pro Net Link entered into an agreement with GlobalNet Venture Partners, Inc., to provide executive management and marketing services to the Company. This relationship was terminated on September 28, 2000. Compensation and legal expenses related to the GlobalNet Venture Partners, Inc., relationship were approximately $250,000 for the quarterly period ended September 30, 2000, and thus account for the principal decrease in expense between the two periods.

Additional cost increases primarily relate to higher professional fees attributable to filings with the Securities and Exchange Commission associated with our becoming a "reporting company" pursuant to the Securities Exchange Act of 1934, and specifically to the filing of our first 10-K and Proxy Statement during the period. We also incurred significant expenses in holding our Shareholders meeting during the period. These expenses exceeded $100,000. Expenses attributable to Website development declined, as in-house staff performed many of the development and maintenance functions previously outsourced.

     The decrease in revenues was primarily attributable to the factors described below:

The revenue decreases, for the six month periods ended December 31, 2000 as compared to December 31, 1999, are attributable to the net effect of a barter arrangement of $10,000 in broadcast sales for marketing services under a contract with the United Nations. The total value of this contract was $20,000, but only the net revenues of $10,000 were reported as revenue for the period ended December 31, 2000.

FISCAL YEARS ENDED JUNE 30, 2000 AND JUNE 30, 1999

     Revenues. During the fiscal years ended June 30, 2000 and June 30, 1999, as noted, Pro Net Link was a developmental stage enterprise. Accordingly, it engaged in limited revenue generating operations. Revenue increased from $14,248 for fiscal 1999 to $81,601 during fiscal 2000. The fiscal 2000 increase primarily reflected the generation of banner advertising ($13,181) and revenues associated with our Leaders in Global Trade product ($61,295). These sources of revenue did not exist in fiscal 1999. The introduction of revenues from banner advertising and Leaders in Global Trade offset decreases in registered user premium fee income, which was $7,123 in fiscal 2000, compared to $14,248 in the year earlier period.

     Expenses. Total expenses increased from $3,235,098 for fiscal 1999 to $4,040,844 for fiscal 2000, resulting in a net loss of $3,959,243 in fiscal 2000, compared to a loss of $3,220,850 for the previous fiscal year. The increase in expenses was primarily attributable to an increase in compensation and related costs associated with the hiring of further staff, principally in the areas of technology development and maintenance and sales and marketing. Additional cost increases primarily relate to two categories. First, higher legal and accounting fees were incurred (both principally attributable filings with the Securities and Exchange Commission associated with our becoming a "reporting company" pursuant to the Securities Exchange Act of 1934. Second, non-cash compensation, representing the derived fair value of options granted to a company, whose president is Chairman of Pro Net Link, that is providing consulting services to Pro Net Link, increased from $922,623 in fiscal 1999 to $1,020,213 in fiscal 2000. Expense attributed to website development declined, as in-house staff performed many of the development and maintenance functions previously outsourced.

PERIOD FROM INCEPTION THROUGH JUNE 30, 1998

     Pro Net Link generated no revenue for the period from inception through June 30, 1998. During that period, we incurred website development costs of $235,988, commission payments of $112,400, and selling, and general administrative expenses of $286,369. These expenses consisted primarily of marketing and promotional fees, professional fees, rent and other office expenses and payroll costs. As a result, Pro Net Link incurred a net loss in the period from inception through June 30, 1998 of $645,355.

INFLATION

     Inflationary factors did not directly bear on our operations during the fiscal periods since our inception.

LIQUIDITY AND CAPITAL RESOURCES

     Pro Net Link has generated negative cash flows from operations in all periods since its inception in July 1997. At December 31, 2000, our net cash position of $96,580 represented an increase of $49,192, compared to June 30, 2000.

-- On August 8, 2000, our President, Jean Pierre Collardeau, loaned Pro Net Link an aggregate of $1,000,000 in consideration of the issuance of a convertible note bearing interest at 12% per annum and due August 8, 2001. The note is convertible into shares of our common stock at $1.89 per share, subject to adjustments as defined in the convertible note. On October 10, 2000, the note maturity date was extended by one year to August 8, 2002.

-- In September, 2000, our President, Jean Pierre Collardeau, loaned us $500,000. In consideration of the aforesaid loan, we issued a 12% Note to Jean Pierre Collardeau, dated October 10, 2000. Under this note, the loan was repayable on October 12, 2001 and bears interest at the Note of 12% per annum. On October 10, 2000, the note maturity date was extended by one year to October 12, 2002.

-- On October 10, 2000, we sold 680,000 of our shares of common stock in a private placement for $510,000.

-- On October 10, 2000, we entered into a Note Purchase Agreement (the "Agreement") with our President, Jean Pierre Collardeau. Pursuant to the Agreement, subject to certain conditions, the President is obligated to lend us up to an aggregate principal amount of $2,000,000. The commitment terminates at the earlier of October 10, 2001 or the date by which the cumulative principal amount of borrowings under the Agreement reaches $2 million. On the date that the commitment terminates, amounts then outstanding will be combined into one note that will be due in two years. Borrowings will bear interest at 12% per annum. As of December 31, 2000, we had borrowed $150,000 under this Note Purchase Agreement.

-- Subsequent to December 31, 2000, we have drawn down an additional $575,000 against the Note Purchase Agreement as follows: $100,000 on January 10, 2001; $75,000 on January 17, 2001; $75,000 on January 25, 2001; $100,000 on
     February 23, 2001; $100,000 on March 20, 2001; and $125,000 on April 18,
     2001.

-- On March 29, 2001, Pro Net Link entered into an equity line financing arrangement with Waveland Capital. This financing arrangement is in the form of a Stock Purchase Agreement providing for the purchase by Waveland Capital of up to $5,000,000 worth of shares of common stock of Pro Net Link over an eighteen month period (See "Stock Purchase Agreement - Equity Line", above).

     We currently estimate that our base operating cash requirements (excluding projected expenses for research, development and marketing of the Master Transaction Logic product) for the next six months will approximate $700,000. Additionally, we will need to secure funding through the equity line of credit arrangement we recently entered into with Waveland Capital, LLC (see "THE STOCK PURCHASE AGREEMENT - EQUITY LINE" above) , or from other sources, to complete the development and marketing of the Master Transaction Logic/Application Services Provider product. We have a material commitment with Commerce One for $2,600,000 in connection with the development, implementation and marketing of our Master Transaction Logic/Application Service Provider product. There can be no assurances that we will successfully raise the capital required to develop the product or to attain break-even cash flow in any future periods. In the absence of such funding, we will not be able to pursue our primary product, and be forced to curtail operations.

NEW ACCOUNTING STANDARDS

     In June 1999, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting standards (SFAS) No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was issued in June 1998. SFAS defers the effective date of SFAS No. 133 to all fiscal years beginning after June 15, 2000. Accordingly, the Company will adopt the provisions of SFAS No. 133 for the fiscal year 2001 which commences on November 1, 2000. This statement should not have a material effect on the Company's financial statements.

     In December, 1999, the United States Securities and Exchange Commission released Staff Accounting Bulletin No. 101 ("SAB No.101"), "Revenue Recognition in Financial Statements". (The implementation date of SAB No.101, was subsequently amended by SAB No.101A and SAB No.101B.) Under SAB No.101 additional guidance on revenue recognition criteria and related disclosure requirements are required. Implementation of SAB No.101 is required no later than the than the fourth fiscal quarter of fiscal years beginning after December 15, 1999, but is effective retroactively to the beginning of that fiscal period (per SAB No.101B). Company management has evaluated the standard and the reporting implications thereof, and has determined that there will not be a significant impact on the Company's operating results.

                                    BUSINESS

INDUSTRY BACKGROUND

GROWTH OF ON-LINE BUSINESS-TO-BUSINESS ADVERTISING AND COMMERCE

     The Internet has emerged as a mass communications medium enabling millions of people worldwide to share information, create communities among individuals with similar interests and conduct business electronically. The Internet has features and functions that are unavailable in traditional media, as they enable on-line merchants to communicate and interact effectively with customers and advertisers to targeted users with specific needs and interests. As a result, the Internet has emerged as an attractive medium for advertising and e-commerce.

     Along with the impressive overall growth of the Internet, business-to-business usage of the Internet has also grown rapidly. Increasingly, businesses are leveraging the Internet's ability to reach customers globally, deliver personalized content and open new distribution channels.

     The widespread adoption of intranets and extranets, as well as the acceptance of the Internet as a medium to conduct business and as a communications platform has created a foundation for business-to-business e-commerce that offers the potential to:

-- Address structural inefficiencies of the traditional marketplace: streamline complex processes, lower costs and improve productivity; and

-- Provide new opportunities: increase seller reach and buyer access, eliminate intermediaries and provide previously unavailable information.

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NEED FOR ON-LINE TRADE COMMUNITIES

     Traditionally, buyers and sellers have employed a variety of well-recognized media in business-to-business advertising, information delivery and communications to identify, qualify and facilitate commerce. These means have included trade magazines, trade shows, buyer's guides, direct mail, catalogs and others. In many industries, particularly in highly specialized, technically-oriented ones, such traditional media have performed a role in the distribution channel by enabling buyers and sellers to interact by exchanging information, and ultimately to conduct business with one another. However, most of these media do not enable immediate transaction execution.

     As the Internet continues to evolve, new classes of business models are emerging with each trying to improve on current market inefficiencies. These classes include e-commerce centers, electronic storefronts, marketplaces, auctions and exchanges. Vertical electronic marketplaces concentrate demand within industry-specific product groupings to create searchable product catalogs and buyer/seller databases. Auctions enable more efficient pricing in the liquidation of excess and obsolete inventory, as well as the sale of new and used industrial products. Exchanges create a more effective marketplace for commodity-type products.

GROWTH OF THE APPLICATION SERVICE PROVIDER (ASP) MODEL

     The Application Service Provider model first appeared in the late 1990s. Services offered by Application Service Providers today are actually based on a variation of the Network Computing model, and go back to older information technology concepts like client server architecture or even mainframe technology. The basic idea of sharing applications and data hosted on centralized servers stays the same. The big difference today is a technological revolution that started back in the 1970s - The Internet. While the overall concept is not new, the ultimate combination of the Internet and cutting edge application sharing technologies is fueling fundamentally new value propositions.

     While applications in the Network Computing model are usually accessed through a company's local network, the enormous technological growth of the Internet has made it possible to go far beyond sharing local data. Providing an information infrastructure that never existed before, and supplying sufficient bandwidth and security, the Application Service Provider model allows access to applications and data worldwide at anytime.

     ProNetLink is redefining the way companies do international trade by developing a new innovative Application Service Provider software application for trading international goods and services - The Master Transaction Logic. ProNetLink is outsourcing the process of doing international trade by making it available through the Application Service Provider model. This will make import and export transactions more rational, efficient and economical.

GROWTH OF INTERNATIONAL TRADE ON THE INTERNET

     Cross-border trade represents an enormous market. The development of communications protocols, increasing global connectivity and software standards enable companies from all over the world to trade online. The World Trade Organization estimates put cross-border trade at $11 trillion annually. There is substantial potential for a growing proportion of this trade to be conducted online.

     Forrester Research predicts a further surge in trade on the Internet over the next five years. The firm estimates that collective e-commerce will comprise some 8.6 percent of global sales of goods and services in 2004, and that global business-to-business e-commerce will exceed $6.3 trillion by 2004. Additionally, Forrester estimates that business-to-business e-commerce will become highly globalized. Historically, e-commerce has been a U.S.-driven phenomenon. However, more and more international players will trade online, and, according to Forrester, the U.S. share of business-to-business e-commerce is expected to shrink from over 75 percent today to around 50 percent in 2004.

     Global trade flows continue to be strong. We are focused on the small and medium sized enterprises end of the marketplace. This underserved market is sizeable and potentially lucrative, representing 30 percent of U.S. international trade value, for example. Moreover, the number of potential users is huge. We estimate the potential number of small and medium sized exporters in North America alone to exceed 2.5MM manufacturers and distributors - 6.8MM potential small and medium sized exporters and importers worldwide.

     In today's highly global economy, more businesses will be looking to conduct trade overseas to remain competitive and seek new revenue opportunities. We seek to provide these businesses with an array of services designed to maximize their marketing dollar, increase number of potential business partners and guide them through the complexities of global trade.

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INTRODUCTION TO PRO NET LINK

     By integrating the Internet's capability with the trade content and on-line tools which we have incorporated into our website, we have formed an interactive worldwide business-to-business Internet community. By utilizing the Application Service Provider concept and technology in developing our Master Transaction Logic product, we intend to offer this community a unique way to conduct business efficiently across international borders. As the foundation of Internet technology grows around the world, we believe that the need for a centralized hub for the provision of international trade information, services and resources will become more critical. International trade is significant and growing, and we believe that in order for companies to remain competitive, they will have to continue to expand into the global marketplace, or to enter it for the first time.

     ProNetLink was incorporated in July 1997 by Jean Pierre Collardeau, who viewed the global trade industry as an ideal environment for an Internet solution. Mr. Collardeau has a 30-year career in import/export. As early as 1996, he recognized the power of the Internet to enhance the ability of business engaged in global trade to communicate, share information, gather information and conduct transactions.

     In September 1997, the Company negotiated a reverse merger with a public shell and began operation as a development stage enterprise (OTC Bulletin Board:
PNLK). After a year of research and development, a functional development-stage ProNetLink site was launched on May 15, 1998. Although the site was available to the public, it was intended for proof-of-concept and for the development of features for streamlining international trade processes.

     During the developmental phase, the central concept lay in the creation of an international, qualified Global Procurement Directory, available over the Internet, which would allow businesses worldwide to find and automatically communicate with each other via such electronic forms as Requests for Quotations and Pro Forma Invoices. In August 1998, we launched an enhanced version of our site built as a portal model. That site incorporated international trade documentation, compliance information, trade news and broadcast functionality. The company subsequently added a searchable international trade lead database, currently receiving hundreds of buying and selling opportunities per day from registered users and a variety of other sources, as well as a searchable database of international freight forwarders and customs brokers, for which were created electronic self-populating transportation service requests.

     In the Fall of 1998, we engaged top-tier web development firms to create a more robust version of the site. Using advanced Internet technology, the company continued to integrate on-line international trade tools and trade information into its website, assisting the growing number of small to medium sized enterprises venturing onto the Internet. These included personalized member portals and catalog pages, real-time currency conversion and world stock market movements, multiple feeds of international news stories, glossaries of terms and country business reports, "chat rooms" and posting boards, links to on-line industry and government trade resources, trade statistics, metric converters, and many more trade-related features. The result was The Global Trade Internetwork(TM), launched in April 1999. Also that month we launched our Internet broadcast functionality, culminating in PNL-TV, which began netcasting daily international news programs in September 1999.

     In early 2000, we launched version 4.5 of the Global Trade Internetwork, which included a re-designed navigation scheme and 36 country-specific trade portals, each with its own chat room, posting board, and filtered content, trade leads and advertising. Later that spring, after successfully securing a U.S. Government Service Administration (GSA) Contract, we began the research and development for our patent-pending Master Transaction Logic(TM) application, an Internet program designed specifically to facilitate small to medium sized enterprise trade on the Internet.

     Since our company's inception, we have searched for strategic business partners offering the best on-line international transaction services in order to automate the trade process as much as possible considering small to medium sized enterprise capabilities, and to offer these services economically to small and medium sized enterprises. Our partnerships include AON Risk Insurance (Cargo and Credit Insurance), Actrade Capital (Trade Acceptance Drafts), UPS (On-line, Secure Document Service), Unz & Co, Inc (International Trade Documentation), Consultants Europe (European Union Product Certification), Dun & Bradstreet (Business Credit Reports), WorldTariff (International Duty Rates) and SGS (International Inspection Services).

     By the beginning of 2001, in response to changes in the dot.com marketplace as well as to new opportunities in the area of Application Service Provider products in the Internet business-to-business marketplace, we announced that we would re-focus our resources and efforts on building our Master Transaction Logic(TM) patent-pending trade transaction Application Service Provider product. We sold the rights to PNL-TV, our Internet broadcast service, in April, but continue to maintain our Global

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Trade Internetwork(TM), supplying trade content, trade support, marketing and communication tools to our 7,500 registered users in over 125 nations around the world.

     However, although our website is fully operational, we have been in a development and testing stage of certain of its operations, most importantly our Master Transaction Logic product. . As a result, we have experienced a history, since our inception in July 1997, of limited revenue, significant operating losses and negative operating cash flows. While we expect our revenues to grow in the future, we anticipate making significant investments to expand our business. We project that the associated costs will exceed our revenues. As a result, Pro Net Link expects its losses to continue for the foreseeable future.

     For the fiscal year ended June 30, 2000, revenue generated in the U.S. market was $81,601, and revenue generated in international markets was $0, compared with $10,774 in the U.S. market and $3,474 in international markets during the year ended June 30, 1999. Our operations resulted in net losses of $3,959,243 and $3,220,850, respectively, for the years ended June 30, 2000 and 1999. Cumulative revenues since inception were $95,849, of which $92,375 was generated in the U.S. market and $3,474 in international markets. Cumulative losses were $7,825,448.

     For the six-month period ended December 31, 2000, revenue generated in the U.S. market was $14,389, and revenue generated in international markets was $0, compared with $27,136 in the U.S. market and $0 in international markets during the six-month period ended December 31, 1999. Our operations resulted in net losses of $1,991,882 and $2,091,523, respectively, for the six month periods ended December 31, 2000 and 1999. Cumulative revenues since inception were $110,238, of which $106,764 was generated in the U.S. market and $3,474 in international markets. Cumulative losses were $9,817,330.

FORMATION

     Pro Net Link Corp., a Delaware corporation, was formed and began its operations on July 25, 1997. In September 1997, following a reverse split of 1 share for each 30 shares outstanding, Prevention Productions, Ltd., a Nevada chartered corporation with no material operations and no assets, acquired 100% of the outstanding common stock of Pro Net Link. Prevention Productions acquired the stock of Pro Net Link in exchange for 28,400,000 shares of common stock of Prevention Productions. Prevention Productions subsequently changed its name to "Pro Net Link Corp." and continued the operations of Pro Net Link. The principal offices of Pro Net Link are located at 645 Fifth Avenue, Suite 303, New York, New York 10022, and its phone number is (212) 688-8838.

PRODUCTS AND SERVICES

     Our business model has evolved and matured, along with many business-to-business Internet firms, over the course of the last few years. We continue to offer our registered users international trade content and various communication and marketing tools and features, such as chat rooms, the Global Procurement Database and daily trade leads, within our Global Trade Internetwork website. However, as we publicly announced in February, 2001, while we continue to offer these services in the Global Trade Internetwork, we have refocused our business model and expected revenue streams towards our Application Service Provider product, the Master Transaction Logic Internet trade-transaction application.

     While we believe that the Global Trade Internetwork has the ability to contribute membership, partner services, and advertising revenues, especially through our Content Licensing Service, we believe that the greatest revenue potential lies in providing our Master Transaction Logic trade transaction Application Service Provider application to small to medium sized enterprises, primarily through intermediary business-to-business vertical portals, Internet market exchanges, and trade-related association websites. We also intend to offer the Master Transaction Logic trade transaction application through our Global Trade Internetwork.

THE MASTER TRANSACTION LOGIC APPLICATION((TM))

     Our Master Transaction Logic application is an Internet business process solution designed for cross-border business-to-business transactions. It is currently in the development stage. We consider this Application Service Provider application as our most strategic initiative, with the prospect to generate significant revenues and profitability. Based on the completed technical and project specifications of the Master Transaction Logic, a provisional patent application was filed with the United States Patent and Trademark Office on January 18, 2001.

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     We have designed a comprehensive workflow solution specifically for small to medium sized enterprises applicable to processing import/export transactions online. The end product will enable small to medium sized enterprise users to conduct international trade with an easy-to-use modular interface. This will include documentation and trade-related content as well as integration with value-added service providers. The developed product will take two forms: as an Application Service Provider solution, and as an end product on our Global Trade Internetwork website.

PRODUCT OVERVIEW AND FEATURES

     The Master Transaction Logic system will be a guided, on-line process which will allow a buyer and seller to successfully complete an international transaction over the Internet. This system will make use of key databases of trade knowledge (i.e., country requirements), on-line tools (i.e., computation of selling price, metric and currency conversion), and will integrate various international trade service providers with expertise of the process and government trade regulations.

     The Master Transaction Logic system will manage the trade process, creating transaction "templates" dependent on key information (i.e., HS product code and ISO country code), flagging both the buyer and seller for potential problem areas, and alerting the parties to key upcoming dates and actions. The system will create required documents, integrate events completed by either party as well as the service providers, and allow both parties to track the status of the transaction on-line at any time. The Master Transaction Logic system will be specifically designed for small to medium sized enterprises, to ensure the physical, financial and regulatory success of their international transactions, whether their partners are small to medium sized enterprises or larger firms. The Master Transaction Logic system will be a guided trade process which manages the details of the transaction and inserts the appropriate trade knowledge into the transaction at the right time.

     The Master Transaction Logic system is being designed as an Application Service Provider program, which will be leased to various vertical portals and Internet trade exchanges which have both e-commerce modules and small to medium sized enterprises as clients/members. While designed for small to medium sized enterprises, the Master Transaction Logic module will facilitate cross-border trades for larger clients as well, and will generate transaction revenues for both ProNetLink and the host portal and/or exchange. This Application Service Provider module will allow for simulations, and will also be used within our present Global Trade Internetwork website.

     A key feature of the Master Transaction Logic lies in its logical structure
- prior to acceptance of an order, a buyer and seller are guided to identify, define, determine costs, and assign responsibility for all major tasks which must be performed for the intended export/import. The result is a "Pro Forma" template of the intended transaction. Upon the mutual agreement of this Pro Forma, the Master Trnasaction Logic system guides the fulfillment of the transaction. The Master Transaction Logic process is collaborative, and the mutual success of the proposed transaction sets the stage for re-orders and a seller-customer relationship.

     As the transaction process identifies products, companies and countries of origin/destination, the Master Transaction Logic system creates templates which will serve to guide the transaction process to completion. These templates integrate the following: filtered and searchable information databases (i.e., country-specific lists of denied trading partners); on-line processing tools (i.e., metric or currency conversion); third-party trade services (i.e., Customs Brokerage services); and communication tools.

     Pro Net Link's development of the Master Transaction Logic transaction system recognizes that a completely "end-to-end" on-line import/export transaction is difficult with any but the very largest of global trading partners. Therefore, the Master Transaction Logic system is being designed to handle, and support, "off-line" processes as they arise. The system is also being designed to flag potential problems and areas of risk, depending on the "template" created from the transaction data. The system is being designed with "Help Wizards" through-out the process, making it attractive to small to medium sized enterprises venturing into global trade.

     The Master Transaction Logic system will also have the capability to be used by either an exporter or importer as a trade simulation tool. Small to medium sized enterprises may therefore investigate potential trade deals prior to working with any trade partners.

     The Master Transaction Logic system will consist of three basic stages. In the Request for Quotation stage, potential trade partners may find each other on the Internet and identify the products to be traded. In the Pro Forma stage, potential buyers

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and sellers will be guided through a mutual, negotiated process which may result in a detailed "template" defining all elements, costs and responsibilities of the proposed transaction. Upon mutual acceptance of the Pro Forma "template", a firm sales order will be created, and the physical process will then be guided to completion in the Fulfillment stage.

     We anticipate both transaction-based revenue streams as well as licensing fees upon the deployment of this technology product. The product is being developed as a modular system so that it can be integrated into larger marketplaces or address the more narrow, specific needs of other users. By providing the product on many Internet websites, end-users can take advantage of an advanced technology process at low cost.

     We have engaged a leading systems integrator in the technical specification and development of this product, and have been in confidential conversations with leading business-to-business application service providers regarding the prospect of the integration of the Master Transaction Logic product into their Internet marketplaces.

     We have conducted encouraging initial research into the potential for the Master Transaction Logic product. As evidenced in reports it has issued, Forrester Research is highly bullish on the market for business-to-business e-commerce spending. They predict that the top Global 2,500 companies will increase their spending on e-commerce initiatives from an average of $24 million in 1999 to $41 million in 2000. Increasingly, we believe that companies will purchase rather than develop needed solutions. Forrester suggests that content management and workflow processes as top priorities for e-commerce spending. Within this context, they project that application service providers will take an increasingly dominant position in software purchasing.

     The target end market for the Master Transaction Logic is the small to mid-sized enterprise marketplace, and we intend to serve this sizable niche through operation of the Master Transaction Logic on the Global Trade Internetwork website, and through licensing the Master Transaction Logic to vertical and horizontal sites with significant small to medium sized enterprise international trade traffic.

THE GLOBAL TRADE INTERNETWORK(TM)

     Our trade website, the Global Trade Internetwork, has been in operation for over three years. Current registered membership in the Global Trade Internetwork exceeds 7,500 companies representing over 125 countries. The site features Trade Content and On-Line Trade Tools, Internet Marketing Services, and Trade Support Services, all of which may be delivered on third-party websites under Pro Net Link's Content Services Licensing Program.

TRADE CONTENT AND ON-LINE TRADE TOOLS

     The Global Trade Internetwork offers its users a comprehensive suite of international trade-critical content and on-line tools. Content is customizable through individual user-specific and country-specific portal pages based on the features listed below. The Global Trade Internetwork's 36 country-specific trade portals provide for easy access to country-specific resources, statistics, business information and other data.

INTERNATIONAL TRADE INFORMATION

     Harmonized System Code and Standard Industrial Code look-up. Harmonized System Classification Codes are displayed by chapter. Also available are keyword searches and displays for Harmonized Sysytem codes. Standard Industrial Codes and North American Inudstry Codes coding systems may be searched and displayed as well.

     Glossary of International Terms. Users may scroll through an on-line glossary of trade terms containing major terms of trade with in-depth descriptions and cross-references.

     Country-Specific Documentation. Access to digitized commercial documentation for exporting into various foreign countries is available. This includes a glossary of international trade forms and form-preparation tips.

     Country Commercial Guides. How-to business publications provide information on trade practices, regulations, cultural considerations and more for dozens of countries.

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     Trade Resources. Hundreds of hyperlinks to various government and on-line trade resources are available, including international stock markets, trade associations, chambers of commerce, government agencies, and international banks.

     International Trade Shows. Provided by TS Central, users may search the world for trade shows and expositions by country and industry.

     Global Trade Statistics. Users can access import and export merchandise and service trade statistics for over 100 nations.

ON-LINE TRADE TOOLS

     Foreign Currency. ProNetLink's on-line currency converter displays the current exchange rate of 66 world currencies (and three precious metals). Users may also chart the U.S. dollar against other exchange rates.

     Metric Converter. The on-line conversion application displays on one page both English and Metric units of distance, weight, length, temperature, volume and speed.

     ProNetLink E-Store. This resource is offered in concert with Amazon.com and other publication providers, and offers publications and software pertinent to small to medium sized enterprises.

     Shipping Schedules. Users may check up-to-date ocean shipping schedules and ports of call for the major ship lines.

     Courier Tracking. Users may track air shipments for the major air couriers, such as DHL, UPS and Fedex.

     Discussion Rooms/Posting Boards. Pro Net Link makes available discussion rooms and news groups to its users. Offered are access to:

          o Thirty-six country-specific discussion rooms, a general import/export room, and a room for the Pro Net Link's investors. Exporters and importers may meet at specific times to chat about trade matters relevant to the 36 countries. An additional feature allows private chats between parties.

          o News groups for all 36 country-specific trade portals, a general import/export group and an investor group. Users place inquiries on markets, product availability, trade regulations and other matters and receive responses from fellow posters.

     These communication vehicles serve to bring together exporters and importers from countries around the world in an informal setting. Use of these communication vehicles is covered in the Pro Net Link Privacy Policy.

     Secure E-Mail. The Global Trade Internetwork provides users, at low cost, access to the UPS Online Courier program, which allows e-mails containing up to 7MB attachments to be sent world-wide at 128 SSL security.

     Instant Chat. Pro Net Link's instant chat module - PNL Live! - may be used at any time by users registered in the Global Trade Internetwork.

     Auto-Generated Online Forms. Communications within the Global Trade Internetwork may be conducted by automatically pre-filled electronic forms. Documents include a Pro Forma Invoice, a Commercial Invoice, and a Request for Information form. Registered users have the option of sending forms by Internet fax for a small additional charge.

INTERNET MARKETING SERVICES

     The Global Trade Internetwork's Internet marketing services assist small to medium sized enterprises in marketing and advertising their companies and products to potential buyers or partners by increasing visibility and providing promotional opportunities. The core Internet marketing service products are: the Global Procurement Directory, the Leaders in Global Trade program, and the Trade Leads program.

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THE GLOBAL PROCUREMENT DIRECTORY

     We have compiled a membership directory that contains over 7500 companies in the small to medium sized enterprise sector. This directory is comprised of the Global Trade Internetwork registered users, and affiliate users from various chambers of commerce and international trade associations around the world. These companies are typically manufacturing and distributing entities and represent more than 125 countries. In addition, we include in our Global Procurement Directory a database of over six million firms which we select and lease from Dun & Bradstreet. Registered users may search the directory in order to locate sourcing and trading partners around the world. Searches can be performed using the following parameters: type of product or service, company name, country of origin, type of goods or Standard Industrial Classification code.

     Users may communicate directly with companies they find in the Global Procurement Directory, using a variety of automatically filled electronic forms, including Requests for Quotations, Pro Forma Invoices, Requests for Information, and Requests for Transportation Quotations. From the Results pages, users may select multiple companies, and then send them all a single electronic form at the same time. These electronic forms are delivered at no additional charge by e-mail.

     Registered users also receive an on-line catalog page, which they create themselves using the on-line catalog program. These pages are linked to the user's Directory record, and may be accessed from Directory searches.

     To become a part of the Global Procurement Directory, visitors must first register within the Global Trade Internetwork, currently at no charge. Users enter as much information as they desire about themselves, their companies and their products, and maintain this information themselves through a User Profile maintenance application. All registrations are reviewed by Pro Net Link.

     Premium Registration status is available for all registered users at a cost of $365 USD per year. Premium Registration customers receive such additional benefits as: priority in all database searches, personal files, an on-line address book, a personal calendar and multiple personal catalog pages.

THE LEADERS IN GLOBAL TRADE PROGRAM

     The Leaders in Global Trade Program is an executive interview series utilizing the latest in streaming media technology and is available on-demand through the Global Trade Internetwork. Top executives are guided through an audio interview, where they speak about their firm's products and business strategies. Webpages are then created for the company to display company information, a picture of the executive, and a link to the audio interview. All interviews are stored within the Leaders in Global Trade section, and are searchable by keyword.

     Core components of this program included original content generated from regularly scheduled executive officer interviews and made available on our Global Trade Internetwork website. Content is in audio format, and a transcript is made available online as well. This content is focused on issues and companies impacting or involved in global trade or the facilitation thereof. Access to company-sponsored information such as product, service and facility information and/or video, and complete company contact information and financial information hyperlinks are included. Clients may link their company website to our Leaders in Global Trade pages.

     The Leaders in Global Trade program had a three-tiered pricing structure, with the higher level packages including longer-running, more prominent displays within the website. A Premium Registration was included with each purchased executive interview.

     We continue to display the Leaders in Global Trade information on our Global Trade Internetwork website. However, since the sale of our Internet broadcast service to ZZTV in April, 2001, we have not developed this product. Although we retain the right to display any new content for this product, which might be created by ZZTV, there can be no assurance that ZZTV will create such new content.

INTERNATIONAL TRADE LEADS

     The Global Trade Internetwork offers registered users access to an active, searchable database of trade opportunities (or leads) that may be used for either buying or selling opportunities. Trade leads are received from ProNetLink members as well as sources external to the Global Trade Internetwork, such as the United Nations. On average, 10,000 trade leads are generated per

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month. These trade leads are retained in the trade lead database for three months. We review all trade leads placed by registered users on a daily basis.

     All company and contact information, as stored within the registered users' records in the Global Trade Internetwork's Global Procurement Directory, automatically self-populate the trade leads placed by the users. Company name and address, contact name and title, e-mail address, URL, telephone and facsimile numbers, are all included automatically within each trade lead. Users may categorize their trade leads as an offer to sell, an offer to buy, or "other".

     Trade leads are automatically distributed to the 36 country portals found in the Global Trade Internetwork website, as well as to the personalized portals of registered users.

TRADE SUPPORT SERVICES

FREIGHT FORWARDER AND CUSTOMS BROKER DATABASE

     We maintain a searchable database of international freight forwarders and customhouse brokers from around the world. The core of this database features professional firms that are members of the National Customs Brokers and Freight Forwarders Association of America (NCBFAA). This feature allows registered users the ability to send automated electronic Requests for Quotation to potential forwarders or customs brokers found in this directory. These digitized forms include transportation service requests for overland, air, and various ocean freight modes. Users enter the particulars on the freight they wish to move and the ancillary services they require for each shipment.

     All electronic forms are automatically filled with both the user's (sender) and recipients' company and contact information, and may be sent by e-mail or by Internet facsimile. Users may select multiple recipients, and send the same quotation requests to each as "blind carbon copies". Premium Registered users may save all these documents in their personal electronic file cabinet stored within the Global Trade Internetwork website.

PARTNER SERVICES

     In addition to the various content, communication and marketing services, the Global Trade Internetwork contains integrated connections to a suite of trade fulfillment services provided by our strategic partners. These on-line partner services on the Global Trade Internetwork are stand-alone services related to international trade, and are not integrated into our Master Transaction Logic process. With the exception of PNL-TV, they are revenue-sharing, pay-per-use services.

     Internet Broadcasts, Trade News: Our Internet broadcast facility, PNL-TV, was created in October, 1999, and ceased operations in January 2001. It featured Internet broadcasts of daily international trade news and trade-related special events, including the Leaders in Global Trade program. This Internet broadcast facility was sold to ZZTV Inc. pursuant to an Asset Purchase Agreement dated April 13, 2001. Through this Asset Purchase Agreement, we retain the right to the display, through our existing PNL-TV section on our website, any trade-related content produced by ZZTV at no cost to us. We also retain 40% of any net revenues received by ZZTV for all advertising supplied by us in the PNL-TV section of our Global Trade Internetwork. This Asset Purchase Agreement also grants us twenty percent (20%) of all net profits earned by ZZTV for all revenues which derive from PNL-TV sales contracts and sales agreements in effect at the Asset Purchase Agreement date, and gives us the right to purchase up to ten percent (10%) of the equity in ZZTV, at a price which matches the lowest price paid by any other equity purchaser in ZZTV.

     Other than those liabilities expressly described in the Asset Purchase Agreement, ZZTV Inc. did not assume or agree to pay, perform or discharge any debts, liabilities, obligations, claims, expenses, taxes, contracts, accounts payable, or commitments of Pro Net Link of any kind, character or description, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or undetermined.

     Cargo and Credit Insurance: We have a relationship with AON insurance to provide cargo and credit insurances directly on the Pro Net Link site. AON Corporation is one of the world's premier insurance brokerage organizations. Aon Natural Resources (ANR), an Aon Risk Services practice group, represents over 500 years of combined marine experience. ANR professionals lend their expertise from a network of offices in North America, Latin America, Europe, and the Far East. Our relationship is configured along a revenue-sharing basis.

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     Online Document Exchange: We are a participant in the UPS's document exchange program, providing document delivery and tracking services on the Pro Net Link site. UPS's on-line document courier is revolutionizing the delivery of business documents, especially for international traders. Through a secure, direct link from Pro Net Link's website servers to secure UPS servers, exporters may send by e-mail attachment up to seven Mbs of pro forma invoices, sales contracts, product specification sheets, commercial invoices, and other time and security sensitive documents. This service features secure encryption for document privacy, immediate Internet delivery, immediate notification of receipt, and on-line tracking. Compared to current international express courier delivery, the on-line document courier should save exporters both time and money.

     Business Credit Reports: Through Dun & Bradstreet's BizAdvantage service, we offer business credit reports. This service provides information required to evaluate a firm's operations, profitability and credit risk, as well as the business background of its principals. Operational information gives an understanding of a firm's operations, using information about what the business does, number of employees, a description of facilities and location, etc. Financial data includes information on the company's assets, sales, liabilities and profits. Payment is required by credit card, and Pro Net Link receives a share of any revenue generated by this service.

     International Country Tariff and Duty Rates: We have partnered with WorldTariff Ltd. to provide online customs duty and tax rates for more than 100 countries.

     European Union product certification services: Consultants Europe of the Netherlands enables users to receive certification of products entering European markets. Users may search a product database to determine whether specific products require certification, and may gain an understanding of the process from Consultants Europe tutorials contained within the Global Trade Internetwork website. Users may send electronic queries regarding individual products directly to Consultants Europe, which is equipped to assist and support business firms in the certification process.

     Trade Documentation: Unz & Company provides compliance information, publications and international documentation. Included is a glossary of international trade forms, as well as dozens of digitized documents that are available for downloading.

     Trade Acceptance Draft Program: Pro Net Link, through a partnership with Actrade Capital, offers that firm's unique Trade Acceptance Draft program to its small to medium sized enterprise users. This program, for both exporters and importers, offers unsecured credit for buyers and immediate payment for U.S. exporters. Sellers benefit from the certainty of payment for their exports in a timely manner and reduced international accounts receivable. Due to the credit benefits, foreign buyers are enabled to purchase larger orders of goods and services. Small to medium sized enterprises and other entities engaged in international trade may enroll in the Trade Acceptance Draft programs on-line and, after approval, may use these instruments via secure links to the Actrade website.

     Trade Statistics/Bill of Lading Reports: ProNetLink has partnered with PIERS, the leading provider of comprehensive statistics on global cargo movements transiting seaports in the United States, Mexico, South America, and India. Based on constantly updated information from ocean bills of lading, the PIERS database is one of the largest and most accurate available. Through our Global Trade Internetwork, registered users may select a variety of reports showing which companies are shipping specific products to various world market destinations. Users may create reports based on commodity, trade route or shipper/consignee location from raw manifest data retrieved and stored in databases by PIERS. Reports may be downloaded online by the user after payment is made to PIERS.

 CONTENT LICENSING SERVICES

     The Content Licensing Services Program is a content delivery service for companies operating in the global marketplace. This service distributes, through an application service provider solution, Global Trade Internetwork content streams and tools to third-party websites. The content is delivered in customized front-end, "Powered By ProNetLink.com" access pages, which contain the specific Global Trade Internetwork modules desired by the third-party client. The design of these front-end access pages maintain the look and feel of the client's website.

     Content Licensing Services bring significant value to third-party site operators in the form of cost and time effective content acquisition and delivery, fresh content, and an international trade focus. The content is hosted, maintained and updated on the Global Trade Internetwork servers.

         The technology and concept of including multiple Global Trade Internetwork trade-related e-commerce content, applications, web tools and services within single Powered By ProNetLink.com access web pages has already proven to be

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

successful. The same concept and technologies were used to create the current 36 country-specific trade portals found within the Global Trade Internetwork website.

The Powered By ProNetLink.com concept is designed to ease integration, lessen confusion to users, group similar features and services for ease of location by the users, and facilitate efficient maintenance. It also allows for the immediate and automatic update of all features and services within the Global Trade Internetwork and included within the Powered By ProNetLink.com front-end access web pages.

REVENUES FROM PRODUCTS AND SERVICES

     Our initial business model anticipated four primary revenue streams: 1) membership fees, 2) advertising, 3) revenue sharing with other companies that offer electronic services on our website, and 4) revenues from sponsorship, pay-per-view and production fees within Internet broadcasting.

     However, for our fiscal year 2000 and the first two quarters of 2001, our business model also targeted revenues from directory service fees and content services (see "Content/Directory Services" below); banner advertising and the Leaders in Global Trade program (see "Advertising/Marketing Services" below); on-line provider services (see "Partner Services" below); and PNL-TV broadcast services, special event sponsorships and Virtual Trade Shows (see "Internet Broadcast Services" below). We also began the development of our integrated trade transaction application (see "Master Transaction Logic" below).

CONTENT/DIRECTORY SERVICES

     Since January 2000, we have allowed 80% of the content of our website to be provided without charge to un-registered visitors and users who have registered for free access. Unregistered visitors to the website can access the Pro Net Link Partners Page, the PNL e-Store and General information about Pro Net Link, its services, press releases and investor relations materials.

     Users who have registered for free basic access, in addition to the foregoing services, have access to Marketing content services via customized personal web portal pages and the country-specific trade portals, various on-line trade tools and resources, on-line partner services, limited directory services and access to our 38 discussion rooms and 38 posting boards.

     Directory Service Fees: The remaining 20% of our Global Trade Internetwork, consisting of in-depth directory services, may be accessed only by registered users who pay a monthly fee. Directory services provided for the payment of this fee include access to all remaining portions of our global trade directory and resource area, including the 6.8 million Dun & Bradstreet business listings and Pro Net Link registered user records, the ability to place trade leads (offers to buy and offers to sell) on the website, PNL Live!, chat rooms and access to the user's personal files, address book, calendar and personal catalog pages.

     Full usage of directory services requires a "Premium" user registration, which is approximately $360 per year. Revenues derived from premium registration fees for the fiscal year 2000 were $7,123, and for the six-month period ended December 31, 2000, were $487.

     Content Services: These include news feeds, trade tools, resources, international documentation, trade lead searches, posting boards and discussion rooms, which are accessed at no charge by registered Pro Net Link users within the website. These features, or combinations of them, are licensed as "Powered By ProNetLink.com" content service modules for display on client websites. We plan to charge a one-time set up fee, and a monthly hosting/maintenance fee of $2,500 - $5,000, depending on the content desired by the client.

     For the fiscal year ended June 30, 2000, and for the six-month period ended December 31, 2000, we received no revenue for the "Powered By ProNetLink.com" licensed modules.

ADVERTISING/MARKETING SERVICES

     Revenues from this group of services included banner advertising through-out the Global Trade Internetwork, advertising in our PNL-TV news broadcasts, and our Leaders in Global Trade Program.

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

     Banner Advertising: Directly and through third-party brokers such as the GIN Network of the United States, potential advertising clients were offered the opportunity to purchase banner advertising on our website. Included in this offer were sponsorships of various features of the Global Trade Internetwork website such as the "PNL Survey" module. Advertising rates were $35 - $70 per CPM (cost per thousand clicks), depending on size and position selected.

     For the fiscal year ended June 30, 2000, we received $13,183 in banner advertising revenue; for the six-month period ended December 31, 2000, we received banner advertising revenue of $1551.93.

     Leaders in Global Trade Program: This program consists of an audio interview with a firm's executive, discussing the firm's products and services, and a web page providing a variety of information about the firm and its products in various forms, including PowerPoint presentations and video presentations. Pricing begins at $2850 for six-months inclusion in the program, to $5850 for a one-year inclusion. Additional monthly fees are charged for advertising an interview in more prominent positions within the website, and for advertising these interviews in the various country-specific trade portals. After the sale of our PNLTV Internet broadcast service to ZZTV, we do not intend to further develop or market this program.

     Leaders in Global Trade revenue generation commenced in November 1999, resulting in $61,295 of such income for the full fiscal year ended June 30, 2000, and $2,350 for the six-months ended December 31, 2000.

     PNLTV Broadcasts: Commercial advertising was offered within the daily PNLTV news broadcasts, as well as within the international trade special events broadcasts. Pricing approximated $1,000 per show, with two 30 second commercials per show, archived for three months. While test commercials were run for AT&T, AON Risk Insurance, and UPS, under a barter arrangement, no revenues were realized for the full fiscal year ended June 30, 2000, and no revenues for the six-month period ended December 31, 2000.

PARTNER SERVICES

     We offered several online services and products through direct links to the websites of third-party service provider companies with whom we have developed revenue sharing relationships. These services were offered as stand-alone services, not fully integrated into an on-line transactional process.

     AON Risk Insurance: On-line applications for cargo and credit insurance services, through an integrated link to the Global Trade Internetwork.

     United Parcel Service: Consists of a Document Exchange Program, which provides document delivery and tracking services over the Internet through a secure, integrated link to the Global Trade Internetwork.

     Dun & Bradstreet: (Through BizAdvantage) On-line business credit and verification reports are provided through a secure, integrated link to the Global Trade Internetwork.

     Amazon.com: Provides on-line purchase of international trade books and publications, through an integrated link to the PNL E-Store within the Global Trade Internetwork.

     PIERS: PIERS' Journal of Commerce division provides online international trade statistical reports to Pro Net Link's registered users through an integrated link to the Global Trade Internetwork.

     Unz & Co., Inc: Provides compliance information, publications and international documentation through a link to the Global Trade Internetwork..

     WorldTariff Ltd: Registered Pro Net Link users are offered access, on a paid subscription basis, through an integrated link to the Global Trade Internetwork, to online customs duty and tax rates for over 100 countries.

     Actrade Financial Technologies: Thorugh an integrated link to the Global Trade Internetwork, Actrade provides online application to its trade acceptance drafts.

     Consultants Europe bv (formerly SWBC): Information and electronic applications for services regarding the certification of products entering European markets.

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

     Revenue sharing arrangements vary among partners, ranging from percentages of transaction values to flat percentages per sale to Pro Net Link registered users. For the year ended June 30, 2000, and the six-month period ended December 31, 2000, while deriving bartered advertising benefits from the above-listed relationships, we recognized no revenues as a result of these service providers.

INTERNET BROADCAST SERVICES

     During our fiscal period ended December 31, 2000, and for our prior fiscal year ending June 30, 2000, various Internet broadcast services were offered within the PNL-TV services group. These included the production, editing, and website storage of international trade-related special events, the paid sponsorships of such events, and the production and hosting of virtual trade shows.

     However, we entered into an Asset Purchase Agreement with ZZTV Inc on April 13, 2001 for PNLTV. The following revenue discussions are therefore for historical purposes only.

     Special Event Sponsorship and Production: Using our PNL-TV news staff and equipment, we had offered potential clients a range of Internet broadcast services in producing their international trade-related special events. Our price list had included event scripting, digital filming, editing, Internet encoding, website hosting, storage and streaming bandwidth. During the calendar year 2000, we had produced eight special events and had hosted them within the PNL-TV section of the Global Trade Internetwork. During our fiscal period ended December 31, 2000, these included the "Net World Order - e-Business and the Global Divide" (United Nations, November), "Forum for Trust in the Global Marketplace" (Dept. of Commerce, September) and "UNOPS" (United Nations, September).

     For the six-month period ended December 31, 2000, while deriving bartered advertising benefits from the production and hosting of the special events described above, we recognized revenues of $10,000. For the year ended June 30, 2000, we received no revenues.

     Virtual Trade Shows: We had initially offered our virtual trade show service to producers of "brick and mortar" physical trade shows. The pricelist for this service had included the videotaping of participating trade show exhibitors' presentations at the show, the subsequent editing and Internet-encoding of these video presentations, and the inclusion of them in a proposed Virtual Trade Show area of our website. These exhibitor video presentations would be hosted for one year. Prices ranged from $3,000 to upwards of $12,000, depending on the length and the extent of editing desired. Additionally, we had offered to tape and host miscellaneous Internet video presentations on the trade show for the show's producers for inclusion in the show's Virtual Trade Show page on our website, charging between $5,000 and $75,000.

     While we have received no revenue to date for this service, we had signed a five-year contract with Corporate Fairs and Exhibitions (The Winchester Group), of Hadleigh, Essex, UK, and the United Nations for the exclusive rights to production of the broadcast and Virtual Trade Show portions of the annual United Nations Office for Project Services International Aid & Trade Exhibition and Conference. An annual trade show, the next scheduled exhibition will be held in June 2001, at the Javits Center in New York City. This contract was purchased by ZZTV in the Asset Purchase Agreement dated April 13, 2001; we retain a 20% interest in all net revenues generated by this contract.

     We have received no revenues for this service for any period.

PLAN OF OPERATIONS

REVIEW OF FISCAL YEAR 2000.

     For the fiscal year ended June 30, 2000, Pro Net Link had set out to continue the development of its website, and then improve its quality and scope, while marketing its related products and services. We had anticipated expanding our audio/video online selling services, our user online catalog page, and our Internet video conferencing capabilities.

     The re-design of our website provided for the addition of 36 country-specific trade portals and was designed to enable our users to access the site more quickly and to navigate it more easily. We restructured our global directory, including the addition of over three million company records, and the reduction of directory search times. We also integrated various trade-related online services from new partners, including access to international tariff duty rates, international trade shows, trade acceptance draft programs, European Union product certification information and services, and an online document courier service.

     The expansion of Pro Net Link's audio/visual online selling services was represented by the Leaders in Global Trade program, which launched in November, 1999. The growth of our videoconference capabilities was reflected in PNL-TV's daily news shows, interviews, and special event broadcasts during the period. The intended expansion of our online Catalog Page feature for our users has evolved into the Virtual Trade Show.

     During the fiscal year ended June 30, 2000, we built an in-house Internet development department, core sales and marketing department, and an Internet broadcast department, while increasing our business partnerships and completing the technological development and deployment of many new services. Leveraging these developments and technology, we believe that we are in a position to exploit these services to generate multiple streams of revenue, while continuing to develop more products and services for the market.

REVIEW OF FISCAL YEAR 2001.

     On February 6, 2001, our Board of Directors announced approval of a plan to re-focus our Company and to engage a financial services firm to raise equity for the Company. The re-focusing called for a reduction in operating expenses, the sale of our Internet broadcast services, and the completion of our Application Service Provider trade transaction solution, termed the Master Transaction Logic. Technical specifications for this product were completed in December, 2000, and we filed a provisional patent application for the Master Transaction Logic on January 18, 2001.

     We significantly reduced staffing, retaining the core executive, administrative and technical staff for the development of the Master Transaction Logic product and maintenance of our Global Trade Internetwork website. We also elected not to renew the marketing services contract with Zagoren-Zozzora, Inc., which expired on February 15, 2001. PNL-TV effectively ceased operations on January 2, 2001. These, and other cost reductions, reduced monthly operating expenses (not including research and development of the Master Transaction Logic product) by over 50%.

     On March 29, 2001, we entered into an equity line of credit with Waveland Capital LLC for funding up to US$5,000,000, the proceeds to be used for the continued development of the Master Transaction Logic, as well as for general operational purposes. On April 13, 2001, we announced the sale of PNL-TV and our Internet broadcast services to ZZTV Inc., whose president is Glenn Zagoren, ProNetLink's non-executive Chairman.

FISCAL YEAR 2001 AND BEYOND

     Provided that we are able to sufficiently draw on our equity line of credit with Waveland Capital, LLC, we look forward to completing our Master Transaction Logic application service provider application by the end of our fiscal year 2001. We believe this application will generate revenues from client transactions on our Global Trade Internetwork website, and through licensing the Master Transaction Logic to vertical e-commerce websites and exchanges. In addition, we intend to leverage our existing Global Trade Internetwork content services by licensing content service modules to other vertical websites, thereby deriving monthly revenue streams from our existing technology.

We believe that our success will depend on our finding appropriate partner services for our Master Transaction Logic application, finding host e-commerce websites and exchanges to deliver our Master Transaction Logic application, the continued growth in international trade, and the continued and growing acceptance of the Application Service Provider business model.

RESEARCH AND DEVELOPMENT

     Our financial statements reflect that during the periods from our inception through June 30, 1998, the fiscal year ended June 30, 1999, the fiscal year ended June 30, 2000, and the six month period ended December 31, 2000, we spent approximately $236,000, $604,000 $351,000, and $195,000 respectively, on research and development. These expenditures were referred to as "website development" in our financial statements, and included costs for outside website development and Internet engineering services and initial content and database integration.

     Research and development expenses, for all fiscal periods , exclude executive and other salaries, website content services, leased databases, equipment and hardware, and monthly hosting and operational fees.

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

     During the fiscal year ended June 30, 2000 we hired additional technical staff to assist with research and development. The salaries for these new personnel were not included in the expenditures referred to as "website development" in our financial statements for the fiscal year ended June 30, 2000, and for the six month period ended December 31, 2000. These salaries were in excess of $200,000 for the fiscal year ended June 30, 2000, and were in excess of $150,000 for the six month period ended December 31, 2000. Because these salaries were not included in "website development" expenditures, the research and development expenses calculated for the fiscal year 2000 and for the six month period ended December 31, 2000, were lower than those in the preceding fiscal years.

     We believe that commitment to continued research and development is important to our business, both in the creation of new products and services, like the Master Transaction Logic application, and in keeping pace with rapid technological change.

COMPETITION

     The market for a worldwide on-line commerce website is relatively new, quickly evolving, subject to rapid change and has few meaningful barriers to entry. We believe that the impact of the Internet on the international trade marketplace is taking shape. Based on industry research and observation, we have identified many potential competitors in this market. These include international trade-specific websites such as TradeCompass and TradeCard, vertical business-to-business websites such as VerticalNet, and large e-commerce market exchanges such as Ariba and Commerce One. Additionally, traditional freight forwarders and customs brokers such as Danzas and Expeditors International are currently operating in the international trade information space.

     We believe that our most important competitors, including VerticalNet, Ariba and Commerce One, are focused on providing very specific information (such as analysis and other editorial information) and e-commerce services to specific vertical industries, primarily in the domestic markets. This provides users with useful information with which they can pursue trade opportunities and conduct e-commerce within their industries and countries.

     Both e-commerce and the Internet are developing at a fast pace, and methods of competition vary among our potential competitors. Methods of competition include the offering of integration services and price competition for such charges as user fees for services received, advertising fees, and fees based on percentages of e-commerce transaction values.

     We believe that our website differs from those of our competitors, including VerticalNet, in that we provide on-line tools, services and information required to process international trade-related commerce. Information used specifically in international trade includes data relating to shipping, logistics, procurement, tariffs rates, financing, currency exchange rates and cargo insurance, which information is available on our website. These kinds of information are critical to the conduct of international trade.

     With regard to the trade-related websites, such as TradeCompass and TradeCard, we believe that no single such website offers the full complement of international trade-related services that we provide, including original content and trade leads, in addition to the international trade-specific data mentioned previously.

     Of the international freight forwarders and brokers such as Danzas and Expeditors International, we similarly believe that none currently provide a fully integrated web tool for international trade participants. They presently provide off-line service intensive logistics and cross border processing for international trade transactions.

     We believe that we enjoy a competitive advantage as a result of the specific international orientation of our website. We have focused since our inception on the international aspects of our business. For example, we have invested significant managerial and financial resources in establishing relationships with United States and foreign governmental trade organizations such as the U.S. Department of Commerce and the foreign governmental entities and chambers of commerce described under "International Market Channels" above. As noted above, we believe that we were the first dot.com company to participate in U.S. Department of Commerce trade missions. We further believe that these efforts have resulted, and will continue to result, in an expanded international presence for us. For example, as noted above we have established relationships with entities such as the Israeli Federation of Chambers of Commerce, the Chamber of Commerce of Indonesia and ESAT.Net, Ireland's largest Internet Services Provider. Additionally, Pro Net Link's website currently services approximately 7,500 registered users on the website from over 120 countries. We believe that such competitors as VerticalNet, Commerce One and Ariba are only beginning to focus on international trade markets.


                                       29

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     We believe that some of its international trade services, including its existing content services and the integrated trade process solution that is currently under development, may be marketed successfully to various "vertical" and "e-commerce marketplace" websites that might otherwise appear to be competitors.

     Despite the competitive advantages described above in our website offerings and business plan, we face potentially significant competition in our industry segment. Certain competitors, such as VerticalNet, through announced partnerships with and investments by large information services providers have greater financial resources and information industry contacts than we possess. In addition, we believe that the increasing growth of the business-to-business online market will attract many additional competitors including, potentially, companies that are dominant leaders in other industry segments of e-commerce. There can be no assurances that we will be able to match the resources of existing and future competitors to implement our business plan and to maintain the technological and other advantages of our website.

INTELLECTUAL PROPERTY RIGHTS

     We currently hold registered trademarks for the names "Pro Net Link" and "The Global Trade Internetwork." We have also registered the URL names "ProNetLink.com" and "PNLK.com". In addition, we filed a Provisional Patent Application for the Master Transaction Logic product with the United States Patent and Trademark Office on January 18, 2001, application number 60/262,484. While we believe that these rights and registrations will increase in value as our business grows, we do not attribute a meaningful value to them at this time.

EMPLOYEES

     As of December 31, 2000, Pro Net Link employed nine full-time employees, two part-time employees and one full-time consultant. Included in these numbers are:

--   Development staff of three full-time programmers, web designers, and engineers
--   Two part-time and full-time sales employees
--   Four administrative employees and
--   Three executives.

     As of April 30, 2001, after our re-organization announcement in February 2001, we employed five full-time employees and two part-time employees. We discontinued our relationship with our full-time consultant.

     Additionally, we have working relationships with external development firms, which are available to work with the in-house development staff, as required. Pro Net Link also benefits from the support of its partner/vendor relationships, marketing consultants, public relations consultants and legal and accounting firms to provide manpower to our business.

     In August 2000, Pro Net Link hired a President and Chief Executive Officer, and a Senior Executive Vice-President and Chief Operating Officer. On September 28, 2000, the two executives resigned, and the previous Chief Executive Officer and Chief Operating Officer have each re-assumed their titles and duties.

     We intend to add to our sales staff during fiscal year 2001. We believe that with our new human resources complementing the current team in place, we will progress toward meeting the opportunities we see for Pro Net Link in our markets in the most effective manner. We believe that our relationships with our employees are satisfactory. None of Pro Net Link's employees are represented by a union.

                                   PROPERTIES

     Pursuant to a five-year lease through July 31, 2003, Pro Net Link occupies 3,650 square feet at 645 Fifth Avenue, Suite 303, New York, New York 10022 at a monthly rent of $13,688. We currently have no sub-tenants. The space is used as our corporate headquarters, broadcast studio, and administrative offices. We anticipate that our current space will meet our needs for the foreseeable future.

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     As of April 30, 2001, Pro Net Link owned and operated 10 computer servers and related Internet website equipment which were deployed at our offices in New York City.

                                LEGAL PROCEEDINGS

     In June, 1998, the Securities and Exchange Commission (the "SEC") commenced an investigation of Pro Net Link relating primarily to the alleged manipulation of the market for securities of Pro Net Link, pursuant to a formal order issued by the SEC under the authority of Sections 20(a) and 21(a) of the Securities Exchange Act of 1934, as amended. Pursuant to that formal order, subpoenas for the production of books, papers, documents and other records were served on Pro Net Link and on companies doing business with us. Testimony was required of Mr. Collardeau and Mr. Zagoren. Pro Net Link, Mr. Collardeau and Mr. Zagoren complied with the subpoenas and all related requests of the SEC in June and July 1998, and have received no further inquiries from the SEC regarding this investigation. We have no information as to the results, if any, of such investigation, whom the targets, if any, of such investigation were or may be, or what action, if any, the SEC may take pursuant to the investigation.

                 DIRECTORS AND EXECUTIVE OFFICERS OF REGISTRANT

EXECUTIVE OFFICERS AND DIRECTORS

     JEAN PIERRE COLLARDEAU

     Mr. Collardeau, 58, founded Pro Net Link in 1997. From Pro Net Link's formation until August 8, 2000, he served as Chief Executive Officer, President, Treasurer, Secretary and a director. From August 8 through September 27, 2000, Mr. Collardeau served as the Executive Vice-President for Strategic Planning, Secretary and Treasurer. On September 28, 2000, Mr. Collardeau re-assumed the duties of Chief Executive Officer and President, while retaining his positions as Treasurer, Secretary and a member of the board of directors. Mr. Collardeau has been involved in international trade and finance for more than 30 years. For the 10 years preceding the founding of Pro Net Link, Mr. Collardeau served as an independent consultant, supervising commercial operations and foreign investments, including ventures in the European Community and African developing countries and advising on government tenders and bids for major infrastructure projects funded by the World Bank in Washington, D.C. and the African Development Bank in Abidjan, Ivory Coast.

     GLENN ZAGOREN

     Mr. Zagoren, 47, has been a director of Pro Net Link since May 1998. From April 1999 until August 8, 2000, Mr. Zagoren served as Chairman of Pro Net Link's board of directors, a non-executive officer position, since April 1999. From August 8 through September 27, 2000, Mr. Zagoren served as Co-Chairman of the board of directors and Executive Vice-President of Pro Net Link. On September 28, 2000, Mr. Zagoren reassumed the duties of Chairman of the board of directors and resigned his position as Executive Vice-President. Mr. Zagoren is president and sole shareholder of Zagoren-Zozzora, Inc., a strategic development and marketing company that worked with Pro Net Link from the company's inception through February 15, 2001 (see "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" below). In 2000, Mr. Zagoren was appointed by the Secretary of Commerce and the USTR to the Industry Functional Advisory Committee on Trade for the U.S. Department of Commerce. Mr. Zagoren also works with the U.S. State Department as part of their Global Information Economy Working Group. He has produced marketing projects for the Principality of Monaco and the government of Israel as well as many global corporations including JBL/Harman International and Hachette Filipacchi. In 1984, Mr. Zagoren received the "Billboard Magazine Trendsetter of the Year Award" for his involvement in the launch of CD technology for Sony and Philips.

     AUGUSTE N. FRANCIS VINCENT

Mr. Vincent, 63, has served as a director of Pro Net Link since March 2000. Mr. Vincent serves as Senior Consultant of Natio-Consultants, a Banque Nationale de Paris subsidiary specializing in advising banks on strategic and organizational matters. He also serves as Director of Conseil A Aboudaram, a Swiss financial firm involved in medium term lending and trade finance, and advises a Southeast Asian group on investment opportunities in Europe and Africa. For 38 years, Mr. Vincent served in various capacities at Banque Nationale de Paris, including Managing Director, Head of Administration and General Secretary of the Hong Kong branch, Manager for their network in South-East Asian countries, and Senior Vice-President (Head of the Asia Pacific Division). Mr. Vincent retired from Banque Nationale de Paris in 1997 with the title of Honorary Director.

     DAVID J. WALKER

     Mr. Walker, 47, has served as the Chief Operating Officer and Vice-President since joining us in December 1998, except for the period of August 8 through September 27, 2000, when Mr. Walker served solely as Chief Information Officer. On September 28, 2000, Mr. Walker re-assumed the duties of Chief Operating Officer and Vice-President, and resigned his position as Chief Information Officer. Prior to joining Pro Net Link, Mr. Walker spent 15 years at Unz & Co., where he served as Vice-President of Operations and then Vice-President of Product Development. Mr. Walker was responsible for creating products and services such as documentation software, CD-ROMs and seminar programs geared specifically to international trade, which helped Unz & Co. earn the E-Star Award from the Department of Commerce. Mr. Walker is currently serving his third term on the New Jersey District Export Council. He is a licensed customs broker with an MBA in International Business.

     No family relationship exists between any of the directors and executive officers of Pro Net Link.

COMMITTEES OF THE BOARD OF DIRECTORS

     The board of directors has not established a standing audit, nominating or compensation committee. The board of directors performs all functions that might otherwise be delegated to such committees.

                             EXECUTIVE COMPENSATION

     The board of directors of Pro Net Link applies the following general compensation policies when it considers and approves executive compensation, including grants under the company's 2000 stock plan. As directors of Pro Net Link, Jean Pierre Collardeau and Glenn Zagoren participate in decision-making regarding executive officer and employee compensation.

     Pro Net Link's philosophy of compensation for executive officers and key personnel is designed to align the interests of executives with the short- and long-term interests of Pro Net Link shareholders. Towards that goal, the compensation program for executives consists of three key elements:

--   base salary,

--   performance-based bonuses, and

--   periodic grants of stock options and common stock.

     The board of directors believes that this approach best serves the interests of Pro Net Link and its shareholders. The company operates in a competitive environment and the board must ensure that executive officers and other key personnel are compensated in a way that advances both the short- and long-term interests of shareholders. Under this approach, a significant portion of the executive's total compensation is tied to performance -- namely, bonuses, grants of common stock and stock options. Periodic bonuses are based, in significant part, on an evaluation of the contribution made by the officer to Pro Net Link's performance. Stock options and grants relate a significant portion of long-term remuneration directly to stock price appreciation realized by Pro Net Link's shareholders.

     Base Salary: Base salaries for Pro Net Link's senior personnel, as well as changes in such salaries, are determined after considering numerous factors, inluding: competitive salaries, the nature of the position and its importance to Pro Net Link's success, level of experience, amount of individual responsibility required and general market practices.

     Periodic Bonus: No bonuses were paid for fiscal 2000 or fiscal 2001 (through April 30, 2001). Future consideration of the payment of bonuses to Pro Net Link personnel will be based upon: 1) the collective achievement of objective goals pertaining to financial and operating targets and 2) achievement of targets pertaining to the employee's areas of responsibility. The board periodically evaluates what bonuses, if any, should be paid to Pro Net Link's employees.

Stock Options and Stock Grants: On February 25, 2000, the board of directors adopted Pro Net Link's 2000 stock plan, which is described below. Under the 2000 stock plan, the board may, in its discretion, approve grants of common stock as well as options to purchase common stock. The board has utilized stock options to motivate and retain executives. The board believes that this form of compensation closely aligns the executives' interests with those of shareholders and provides an incentive to building long-term shareholder value. Options are typically granted at the discretion of the board of directors and are subject to vesting provisions to encourage executives to remain employed with Pro Net Link. Stock option grants are based upon that executive's relative position, responsibilities and his or her anticipated performance. The stock options are generally granted at the market price on the date of grant and provide value only if the price of Pro Net Link's common stock is greater than the exercise price on the date of exercise.

CHIEF EXECUTIVE OFFICER COMPENSATION

     Mr. Collardeau, as Chief Executive Officer and President of Pro Net Link, received $75,000 in cash compensation in each of the second, third and fourth quarters of fiscal 2000, as well as the first, second and third quarters of fiscal 2001. The board of directors did not grant stock options or a bonus to Mr. Collardeau during fiscal 2000 or fiscal 2001. Mr. Collardeau does not have an employment agreement with Pro Net Link.

BOARD OF DIRECTOR INTERLOCKS AND INSIDER PARTICIPATION

     The compensation Pro Net Link pays to its directors, officers and other employees is determined at the discretion of the board of directors. Jean Pierre Collardeau and Glenn Zagoren served as directors of Pro Net Link during the entire fiscal year 2000 and, as of April 30, 2001, continued to serve as directors. Auguste N. Francis Vincent began serving as a director in March 2000. During fiscal 2000 and through April 30, 2001, Jean Pierre Collardeau was the only executive officer who participated in deliberations of the board of directors concerning executive officer compensation. Glenn Zagoren, as Chairman of the Board of Pro Net Link (a non-executive officer position), also participated in such deliberations. Mr. Zagoren is also the president and sole shareholder of Zagoren-Zozzora, Inc., which, until February 15, 2001, had a contractual relationship with Pro Net Link (see "Certain Relationships and Related Transactions" below for a more detailed explanation). No executive officer of Pro Net Link served on the board of directors or compensation committee (or other board committee performing equivalent functions) of any company other than Pro Net Link.

                           SUMMARY COMPENSATION TABLE

     The following table sets forth the total compensation earned or paid to Pro Net Link's executive officers (including Mr. Zagoren, in his capacity as the president of Zagoren-Zazzora Inc., a company that provides consulting services to Pro Net Link) for services rendered to Pro Net Link during each of the last three fiscal years, and for the current fiscal year to April 30, 2001.


                                                                            LONG-TERM
                                                           ANNUAL         COMPENSATION
                                                        COMPENSATION      -------------
                                                      -----------------     NUMBER OF
                                             FISCAL    ANNUAL             STOCK OPTIONS    ALL OTHER
NAME AND PRINCIPAL POSITIONS                  YEAR     SALARY    BONUS       GRANTED      COMPENSATION
----------------------------                 ------   --------   ------   -------------   ------------
Jean Pierre Collardeau.....................   2001(1) $248,077   $    0             0           0
  Director, Chief Executive Officer,          2000    $225,000   $    0             0           0
  President, Treasurer and Secretary          1999    $      0   $    0             0           0
                                              1998    $      0   $    0             0           0

Glenn Zagoren..............................   2001(1) $120,333   $    0             0           0
                                              2000    $152,000   $    0             0           0
  Chairman of the Board                       1999    $128,000   $    0     2,000,000           0
                                              1998    $ 50,000   $    0             0           0

David Walker...............................   2001(1) $110,385   $    0       592,000           0
                                              2000    $110,000   $    0        15,700 (2)       0
  Chief Operating Officer                     1999    $ 66,667   $5,000        18,200           0
                                              1998    $      0   $    0             0           0

------------
(1)  Current fiscal year, to April 30, 2001
(2) Options granted on February 25, 2000 under the 2000 Stock Plan for 125,000 shares were cancelled on October 23, 2000 and replaced with new stock options, itemized under fiscal year 2001.

OPTIONS GRANTED DURING LAST FISCAL YEAR

     The table below sets forth information with respect to grants of options topurchase shares of common stock during fiscal 2000 and during fiscal year 2001 through April 30, 2001.


                             PERCENT
                             OF TOTAL            MARKET
                             EMPLOYEE           PRICE ON    EXPIRY    POTENTIAL REALIZABLE VALUE
                 OPTIONS      OPTION  EXERCISE   DATE OF    DATE OF  ----------------------------
       NAME      GRANTED      GRANTS   PRICE      GRANT     OPTIONS     0%       5%       10%
       ----      -------     -------- --------   --------   -------  -------   ------   ---------
Jean Pierre
  Collardeau        0          0        N/A        N/A         N/A      N/A      N/A       N/A
Glenn Zagoren       0          0        N/A        N/A         N/A      N/A      N/A       N/A
David Walker(2)  15,700 (1)  0.24%     $0.64      $2.03       None    $ 31,871 $ 33,465  $ 35,058
                 92,500 (1)  1.54%     $0.11      $0.36       None    $ 33,300 $ 34,965  $ 66,630
                500,000 (2)  6.75%     $0.63      $0.63      1/15/11  $315,000 $330,750  $346,500

----------

(1) Pro Net Link issued non-qualifying options to purchase 15,700 shares of common stock to David Walker on December 31, 1999, and 92,500 shares of common stock on December 31, 2000. All these options became fully exercisable on the respective dates of grants. Calculation of the potential realizable value of the shares underlying these options, assuming the annualized rates of return specified, from the dates of the grants until the expiration of the option, is not possible as there are no expiry dates on these options. These figures assume, for purposes of comparison, that the options granted to Mr. Walker expire ten years from the date they were granted.

(2) Pro Net Link's board of directors approved the company's 2000 Stock Plan on February 25, 2000, and the plan was ratified on December 5, 2000 at the annual meeting of shareholders. On October 23, 2000 David Walker was granted options of 500,000 shares pursuant to this Plan, at an exercise price of $0.625. 250,000 of the options vested on January 15, 2001, and the remaining 250,000 options will vest on October 23, 2001.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND LAST FISCAL YEAR-END
 OPTION VALUES

     The following table sets forth information with respect to the value at April 30, 2001 of unexercised stock options held by the company's executive officers. There were no stock option exercises during fiscal 2000 and no stock option exercises during fiscal 2001 to April 30, 2001.

The following table shows the number of shares acquired upon exercise of stock options during the last fiscal year, the aggregate value realized from those exercises, the number of shares covered by both exercisable and unexercisable options as of April 30, 2001 and the period-end value of exercisable and unexercisable options as of April 30, 2001for the named executive officers who had stock options in 1999.


                                                 NUMBER OF SECURITIES
                                                UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                      OPTIONS AT               IN-THE-MONEY OPTIONS
                                                    APRIL 30, 2001               AT APRIL 30, 2001
                                                    ---------------              -----------------
                    # SHARES
                     ACQUIRED     $ VALUE
 NAME               ON EXERCISE   REALIZED    EXERCISABLE   UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
 ----               -----------   --------    -----------   -------------    -----------    --------------
Glenn Zagoren.....      0           $0          500,000 (1)                    $62,500 (2)
                        0           $0        1,500,000 (1)                    $67,500 (2)

David Walker......      0           $0           18,200 (1)                    $ 1,911 (2)
                        0           $0           15,700 (1)                   ($ 4,161)(2)
                        0           $0           92,500 (1)                    $24,513 (2)
                        0           $0          250,000 (1)   250,000 (1)     ($63,750)(2)     ($63,750) (2)


-----------

(1) All unexercised options are presently exercisable, except for the option to purchase 250,000 shares granted to David Walker, which will be fully exercisable on October 23, 2001.

(2) The value of in-the money options is determined by comparing their exercise price to the market value of the shares of common stock underlying such options at April 30, 2001 (which was $0.375/share).

STOCK PERFORMANCE GRAPH

     The graph below compares the cumulative total return of Pro Net Link's common stock with that of the NASDAQ Composite Index and The Street.com Internet Index from October 16, 1997 (the date the common stock began to trade publicly) through April 30, 2001. Pro Net Link's fiscal year ends on June 30. The graph assumes that you invested $100 at the close of market on October 16, 1997 in Pro Net Link common stock and invested $100 at that same time in each of the indexes. Following the initial public trading date of the company's shares, data are as at each quarter end. The comparison assumes that all dividends, if any, are reinvested. The comparisons in this graph are provided in accordance with Securities and Exchange Commission disclosure requirements and are not intended to forecast or be indicative of the future performance of the common stock. [PERFORMANCE LINE GRAPH]

                  PRONET LINK         AMEX INTERNET        NASDAQ
                    CORP.             INDEX ($IIX)        COMPOSITE
                  -----------         -------------       ----------
10/16/97           100.000                100.000          100.000
12/31/97            25.000                 86.833           92.392
03/31/98            28.900                116.902          108.003
06/30/98            52.725                134.489          111.478
09/30/98            31.750                140.736           99.658
12/31/98            23.750                266.452          129.008
03/31/99            85.950                410.574          144.817
06/30/99            75.000                420.193          158.039
09/30/99            64.850                434.166          161.571
12/31/99            50.775                770.348          239.419
03/31/00            92.200                834.986          269.044
06/30/00            46.100                665.484          233.347
09/30/00            23.438                675.198          216.091
12/31/00             8.985                375.655          145.354
03/31/01             4.500                225.003          108.741
04/30/01             9.375                267.135          125.048

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Glenn Zagoren, Chairman of the Board of Directors of Pro Net Link, is the president and sole shareholder of Zagoren-Zozzora, Inc., a strategic development and marketing company that worked with Pro Net Link since its inception. Zagoren-Zozzora, Inc. provided marketing and business functions for Pro Net Link including developing marketing plans, general business consultation, supervision of marketing and investigating and recommending strategic alliances and other business opportunities. We have elected not to renew the marketing services contract with Zagoren-Zozzora, Inc. ("ZZI"), which expired on February 15, 2001. Pro Net Link paid Zagoren-Zozzora, Inc. a total of $450,333 between the Company's inception to Frbruary 15, 2001. Additionally, prior to fiscal 2000 and in connection with the services rendered by Mr. Zagoren, in his capacity as president of Zagoren-Zozzora, Inc., he personally received options to purchase 2,000,000 shares of the common stock of Pro Net Link, (i) 500,000 of which are currently exercisable at $ 0.25 per share and (ii) 1,500,000 of which are currently exercisable at $0.33 per share. Pro Net Link recognized non-cash compensation expense of $1,020,213 for fiscal year 2000 and $922,623 for fiscal year 1999.

     On April 13, 2001, we entered into an Asset Purchase Agreement with ZZTV Inc., whose president is Glenn Zagoren, for the sale of our Internet broadcast service (PNLTV). Through this Asset Purchase Agreement, we retain the right to display, through our existing PNL-TV section on our website, any trade-related content produced by ZZTV at no cost to us. We also retain 40% of any net revenues received by ZZTV for all advertising supplied by us in the PNL-TV section of our Global Trade Internetwork. This Asset Purchase Agreement also grants us twenty percent (20%) of all net profits earned by ZZTV for all revenues which derive from current PNL-TV sales contracts and sales agreements, and gives us the right to purchase up to ten percent (10%) of the equity in ZZTV, at a price which matches the lowest price paid by any other equity purchaser in ZZTV. Other than those liabilities expressly described in the Asset Purchase Agreement, ZZTV Inc. did not assume or agree to pay, perform or discharge any debts, liabilities, obligations, claims, expenses, taxes, contracts, accounts payable, or commitments of Pro Net Link of any kind, character or description.

     We believe that the above-mentioned transactions were fair, reasonable and consistent with terms available from unaffiliated third parties, and were consummated in the best interests of Pro Net Link.

                       PRINCIPAL AND SELLING STOCKHOLDERS

The following table provides information regarding:

-- beneficial ownership of our common stock by each person or entity known to us to be a beneficial owner of more than 5% of the outstanding shares of our common stock, as of April 30, 2001.

-- beneficial ownership of our common stock by each of our directors and executive officers, as of April 30, 2001; and

-- beneficial ownership of our common stock by all of our directors and executive officers as a group, as of April 30, 2001.

     The percentage of Pro Net Link common stock beneficially owned was calculated based on 52,208,070 shares outstanding on April 30, 2001. Pro Net Link believes that the beneficial owners of its common stock listed below have sole investment and voting power with regard to such shares except as otherwise indicated.

                                                                                                    PERCENTAGE OF
                                                                                                     COMMON STOCK
                                                                               NUMBER OF          BENEFICIALLY OWNED
                                                                                 SHARES        -------------------------
                                                                              BENEFICIALLY       BEFORE          AFTER
BENEFICIAL OWNER                                      SECURITIES OWNED           OWNED          OFFERING       OFFERING
----------------                                      ----------------        -------------    ----------       --------
Evelyne Collardeau                                     common stock           16,500,000(1)       31.6%           22.9%
  C/o Pro Net Link Corp.
  645 Fifth Avenue, Ste. 303
  New York, NY  10022

Jean Pierre Collardeau                                 common stock           16,500,000(2)       31.6%           22.9%
  C/o Pro Net Link Corp.
  645 Fifth Avenue, Ste. 303
New York, NY  10022

Waveland Capital, LLC                                  common stock           20,000,000(3)        0%             27.7%
  11501 N. Port Washington Road, Ste. 218
  Mequon, WI  53092

DIRECTORS AND EXECUTIVE OFFICERS(1):
Jean Pierre Collardeau                                 common stock           16,500,000(4)       31.6%           22.9%
Auguste N. Francis Vincent                             common stock               30,000(5)        *                *
Glenn Zagoren                                          common stock            2,000,000(6)        3.8%            2.8%
David J. Walker                                        common stock              626,400(7)        1.2%             *
All directors and executive officers as                common stock            19,156,400        36.69%          26.53%
  a group (4 persons)

* Represents less than 1% of Pro Net Link's outstanding common stock.

(1) Includes 10,500,000 shares of common stock of which Jean Pierre Collardeau, the husband of Mrs. Collardeau, is the record holder. Mrs. Collardeau denies beneficial ownership of such 10,500,000 shares. Pursuant to a shareholders agreement, and subsequent amendments thereto, among Jean Pierre Collardeau, Evelyne Collardeau, Thomas Collardeau, Alvina Collardeau and Pro Net Link, Ms. Collardeau agreed that she would not sell any of her 6,000,000 shares of common stock in the public market until after April 2, 2001.

(2) Includes 6,000,000 shares of common stock of which Evelyne Collardeau, the wife of Mr. Collardeau, is the record holder. Mr. Collardeau denies beneficial ownership of such 6,000,000 shares. Pursuant to the shareholders agreement mentioned in note (1) above, Mr. Collardeau agreed that he would not sell 10,500,000 of his shares of common stock in the public market until after April 2, 2001.

(3) See "THE STOCK PURCHASE AGREEMENT-EQUITY LINE", "SELLING STOCKHOLDER" and "PLAN OF DISTRIBUTION" above for a description of the acquisition of our common stock by Waveland Capital, LLC.

(4) Includes 6,000,000 shares of common stock for which Evelyne Collardeau, the wife of Mr. Collardeau, is the record holder. Mr. Collardeau denies beneficial ownership of such 6,000,000 shares. Pursuant to a shareholders agreement, Mr. Collardeau agreed that he would not sell his 10,500,000 shares of common stock in the public market until after April 2, 2001.

(5) Represents options to purchase 30,000 shares of common stock.

(6) Represents options to purchase 2,000,000 shares of common stock.

(7) Represents options to purchase 626,400 shares of common stock.


                          DESCRIPTION OF CAPITAL STOCK

     Our capital stock consists of 150,000,000 authorized shares of Common Stock, $.001 par value per share.

     The following summary is qualified by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

COMMON STOCK

     Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of our outstanding shares of common stock are entitled to receive dividends out of legally available assets at such times and in such amounts as the board of directors from time to time may determine. Cumulative voting for the election of directors is not authorized by our certificate of incorporation, which means that the holders of a majority of the votes can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding-up, the assets legally available for distribution to stockholders are distributable ratably among the holders of the common stock after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock, and all common stock paid for after this offering, is duly and validly issued, and fully paid and nonassessable.

PREFERRED STOCK

     The board of directors is authorized, subject to any limitations prescribed by Nevada law, to issue 5,000,000 shares of preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions thereon.

     The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of Pro Net Link. We have no current plan to issue any shares of preferred stock.

NEVADA ANTI-TAKEOVER LAW

     We are subject to the provisions of Section 78.439 of Title Seven of the Nevada Revised Statutes concerning corporate takeovers. This section prevents certain Nevada corporations from engaging, under certain circumstances, in a "combination," which includes a merger or sale of more than 5% of the corporation's assets or outstanding shares with any "interested stockholder," as well as affiliates and associates of any such persons, for three years following the date that such stockholder became an "interested stockholder", unless the transaction in which such stockholder became an "interested stockholder" is approved by the board of directors prior to the date the "interested stockholder" attained such status.

     This statute could prohibit or delay mergers or other takeovers or change-in-control attempts with respect to Pro Net Link and, accordingly, may discourage attempts to acquire us.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for our common stock is American Stock Transfer and Trust Company, located at 40 Wall Street, New York, New York 10005, with a telephone number of (718) 921-8256.

LISTING

     Our Common Stock is listed on the Over-the-Counter Bulletin Board under the trading symbol "PNLK."

                         SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have outstanding an aggregate of 72,208,070 shares of our common stock. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. Some of our shares are subject to contractual restrictions described below. Sales of restricted securities in the public market, or the availability of such shares for sale, could adversely affect the price of our common stock. Subject to the volume restrictions of Rule 144, at June 1, 2001, there will be 20,089,136 shares of common stock which are restricted shares but will be eligible for re-sale pursuant to Rule 144. This number consists of 16,500,000 shares owned by Jean Pierre Collardeau (see "PRINCIPAL AND SELLING STOCKHOLDERS" above) and 3,589,136 shares owned by individual investors.

LOCK-UP AGREEMENTS

     Pursuant to a stock purchase warrant between Pro Net Link and Waveland Capital dated March 29, 2001, Waveland Capital agreed not to exercise a warrant to purchase up to 1,465,416 shares of Pro Net Link's common stock until September 28, 2001.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     o    1% of the number of shares of Common Stock then outstanding; or

     o the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(K)

     Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

RULE 701

     In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

STOCK OPTIONS

     The Pro Net Link 2000 Stock Plan was adopted on February 25, 2000. As of the date hereof, we have granted options to purchase 1,150,000 shares under the Pro Net Link 2000 Stock Plan, and have made grants of common stock in the amount of 160,000 shares.

                                  LEGAL MATTERS

     The validity of the shares of the Common Stock offered hereby will be passed upon for us by Simon J. Lincoln, Esq., New York, New York.


                                     EXPERTS

     Feldman Sherb & Co., P.C., independent auditors, have audited our financial statements as at June 30, 2000 and June 30, 1999, and for each of the years in the two-year period ended June 30, 2000, and for the period July 25, 1997 (inception) to June 30, 1998, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Feldman Sherb & Co., P.C.'s report, given on their authority as experts in accounting and auditing.

INTERESTS OF NAMED EXPERTS AND COUNSEL

None.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

     This prospectus is part of a registration statement on Form S-1 under the Securities Act that we filed with the Securities and Exchange Commission with respect to the shares of Common Stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule filed therewith. For further information about us and the Common Stock offered by this prospectus, reference is made to the registration statement and the exhibits and schedule filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement and the exhibits and schedule filed therewith may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. Please call the Commission at 1-800-SEC-0330 for further information about its public reference room. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the Commission. The address of the site is http://www.sec.gov. Our registration statement and the exhibits and schedules we filed electronically with the Commission are available on this site.

                          INDEX TO FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
Independent Auditors Report...........................................    F-2

Financial Statements
     Balance Sheets...................................................    F-3
     Statements of Operations.........................................    F-4
     Statements of Changes in Shareholders' Equity (Deficit)..........    F-5
     Statements of Cash Flows.........................................    F-6

Notes to Financial Statements.........................................    F-7

Interim Financial Statements (Unaudited)
     Balance Sheets...................................................    F-11
     Statements of Operations.........................................    F-12
     Statements of Cash Flows.........................................    F-13

Notes to Unaudited Financial Statements...............................    F-14

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Pro Net Link Corp.
New York, New York

We have audited the accompanying balance sheets of Pro Net Link Corp. (A Development Stage Enterprise) as of June 30, 2000 and 1999, and the related statements of operations, shareholders' equity and cash flows for the years ended June 30, 2000 and 1999, for the period from July 25, 1997 (inception) through June 30, 1998 and for the period from July 25, 1997 (inception) through June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pro Net Link Corp. (A Development Stage Enterprise) as of June 30, 2000 and 1999, and the results of its operations and its cash flows for the years ended June 30, 2000 and 1999, for the period from July 25, 1997 (inception) through June 30, 1998 and for the period from July 25, 1997 (inception) through June 30, 2000 in conformity with generally accepted accounting principles.



                                             /S/ FELDMAN SHERB & CO., P.C.
                                                CERTIFIED PUBLIC ACCOUNTANTS


New York, New York
September 28, 2000
(Except note 12 as to which the date is October 10, 2000)

                               PRO NET LINK CORP.
                        (A Development Stage Enterprise)

                                 BALANCE SHEETS

                                                    ASSETS

                                                                                           JUNE 30,
                                                                               ------------------------------
                                                                                  2000              1999
                                                                               -----------       ------------
 CURRENT ASSETS:
    Cash                                                                       $    47,388       $   285,259
    Accounts receivable                                                             24,390              --
    Prepaid expenses                                                                29,833           104,912
                                                                               -----------       -----------
      TOTAL CURRENT ASSETS                                                         101,611           390,171

 FIXED ASSETS, net                                                                 308,436           113,985

 OTHER ASSETS                                                                       48,667           144,385
                                                                               -----------       -----------
                                                                               $   458,714       $   648,541
                                                                               ===========       ===========


                                LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

 CURRENT LIABILITIES:
       Loan payable - bank                                                     $   400,000       $      --
       Accounts payable and accrued expenses                                       180,543           396,664
       Deferred income                                                              31,045            42,325
       Notes payable to shareholder                                                   --               3,520
                                                                               -----------       -----------
           TOTAL CURRENT LIABILITIES                                               611,588           442,509
                                                                               -----------       -----------

 SHAREHOLDERS' EQUITY (DEFICIT)
       Common stock, .001 par value, 150,000,000 shares authorized;
           issued 51,378,070 shares in 2000 and 50,068,570 shares in 1999           51,378            50,069
       Common stock to be issued, 800,000 shares at June 30, 1999                     --                 800
       Additional paid in capital                                                7,621,196         5,221,368
       Deficit accumulated during the development stage                         (7,825,448)       (3,866,205)
       Stock subscriptions receivable                                                 --          (1,200,000)
                                                                               -----------       -----------
           TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                                   (152,874)          206,032
                                                                               -----------       -----------
                                                                               $   458,714       $   648,541
                                                                               ===========       ===========

                        See notes to financial statements.


                                                          PRO NET LINK CORP.
                                                   (A Development Stage Enterprise)

                                                       STATEMENTS OF OPERATIONS

                                                                                                          Cumulative
                                                                                     July 25, 1997      July 25, 1997
                                                                                      (inception)        (inception)
                                                 Year ended         Year ended          through            through
                                                  June 30,           June 30,           June 30,           June 30,
                                                    2000               1999              1998               2000
                                                ------------       ------------       ------------       ------------

REVENUE                                         $     81,601       $     14,248       $       --         $     95,849
                                                ------------       ------------       ------------       ------------
EXPENSES:
      Website development ...................        351,020            603,884            235,988          1,190,892
      Commission ............................        166,375             77,831            112,400            356,606
      Selling, general and administrative ...      2,437,098          1,600,649            286,369          4,324,116
      Non-cash compensation expense .........      1,020,213            922,623               --            1,942,836
      Depreciation ..........................         49,904             17,839              4,909             72,652
      Interest expense (net) ................         16,234             12,272              5,689             34,195
                                                ------------       ------------       ------------       ------------
TOTAL EXPENSES ..............................      4,040,844          3,235,098            645,355          7,921,297
                                                ------------       ------------       ------------       ------------
NET LOSS ....................................   $ (3,959,243)      $ (3,220,850)      $   (645,355)      $ (7,825,448)
                                                ============       ============       ============       ============
BASIC LOSS PER SHARE OF COMMON STOCK ........   $      (0.08)      $      (0.07)      $      (0.02)      $      (0.19)
                                                ============       ============       ============       ============
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING ..     51,060,112         43,772,888         27,050,048         40,639,800
                                                ============       ============       ============       ============


                                          See notes to financial statements.


                                                         F-4


                                                         PRO NET LINK CORP.
                                                  (A Development Stage Enterprise)

                                      STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)


                                             Common Stock             Additional                       Stock
                                    ----------------------------       Paid-in      Accumulated     Subscriptions
                                        Shares          Amount         Capital         Deficit        Receivable         Total
                                    ------------    ------------    ------------    -------------   -------------    -------------
Balance-June 30, 1997                       --      $       --      $       --      $       --      $        --      $        --
  Issuance and sale of stock          28,400,000          28,400          (4,100)           --               --             24,300
  Issuance of common stock for
      exchange                           249,500             250            (250)           --               --               --
  Expenses pursuant to
      exchange of stock                     --              --           (33,500)           --               --            (33,500)
  Sale of stock                        9,200,000           9,200         310,800            --               --            320,000
Net loss                                    --              --              --          (645,355)            --           (645,355)
                                    ------------    ------------    ------------    ------------    -------------    -------------
Balance-June 30, 1998                 37,849,500    $     37,850    $    272,950    $   (645,355)   $        --         $ (334,555)

  Issuance of common stock for
      conversion of debt               2,219,070           2,219         441,595            --               --            443,814
  Sale of stock                       10,000,000          10,000       1,970,000            --               --          1,980,000
  Common stock to be issued              800,000             800       1,599,200            --               --          1,600,000
  Issuance of options in conjunction
      with consulting agreement             --              --           922,623            --               --            922,623
  Issuance of options in conjunction
      with employment agreement             --              --            15,000            --               --             15,000
  Stock subscription receivable             --              --              --              --         (1,200,000)      (1,200,000)
Net loss                                    --              --              --        (3,220,850)            --         (3,220,850)
                                    ------------    ------------    ------------    ------------    -------------    -------------
Balance-June 30, 1999                 50,868,570    $     50,869    $  5,221,368    $ (3,866,205)   $  (1,200,000)   $     206,032

  Common stock to be issued             (800,000)           (800)     (1,599,200)           --               --         (1,600,000)
  Cash collected in conjunction
      with common stock
      subscribed                            --              --              --              --          1,200,000        1,200,000
  Sale of stock                          460,000             460       1,299,540            --               --          1,300,000
  Stock issued for services               49,500              49          80,075            --               --             80,124
  Issuance of options in conjunction
      with consulting agreement             --              --         1,020,213            --               --          1,020,213
  Issuance of common stock               800,000             800       1,599,200            --               --          1,600,000
Net loss                                    --              --              --        (3,959,243)            --         (3,959,243)
                                    ------------    ------------    ------------    ------------    -------------    -------------
Balance-June 30, 2000                 51,378,070    $     51,378    $  7,621,196    $ (7,825,448)   $        --      $    (152,874)
                                    ============    ============    ============    ============    =============    =============

                        See notes to financial statements.



                               PRO NET LINK CORP.
                        (A Development Stage Enterprise)

                            STATEMENTS OF CASH FLOWS

                                                                                                        Cumulative
                                                                                       July 25, 1997   July 25, 1997
                                                                                        (inception)     (inception)
                                                                                          through         through
                                                           June 30,        June 30,       June 30,        June 30,
                                                             2000            1999           1998            2000
                                                       -------------    ------------    ------------  --------------
 CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                              $  (3,959,243)   $ (3,220,850)   $ (645,355)   $ (7,825,448)
   Adjustments to reconcile net loss to net cash
       used in operating activities:

       Depreciation                                           49,904          17,839         4,909          72,652
       Amortization of deferred rental income                (11,280)           --            --           (11,280)
       Stock issued for services                              80,124            --            --            80,124
       Non-cash services and compensation                  1,020,213         937,623          --         1,957,836

   Changes in assets and liabilities:
       Decrease (increase) in prepaid and other
       current assets                                         75,079         (92,912)      (12,000)        (29,833)
       Increase in accounts receivable                       (24,390)           --            --              --
       Decrease (increase) in  other assets                   95,718        (144,385)         --           (48,667)
       (Decrease) increase in accounts payable
         and accrued expenses                               (216,121)        327,464       111,525         222,868
                                                       -------------    ------------    ----------    ------------
   NET CASH USED IN OPERATING ACTIVITIES                  (2,889,996)     (2,175,221)     (540,921)     (5,581,748)
                                                       -------------    ------------    ----------    ------------
 CASH FLOWS FROM INVESTING ACTIVITIES:
       Purchase of fixed assets                             (244,355)        (85,888)      (50,845)       (381,088)
                                                       -------------    ------------    ----------    ------------
       CASH USED IN INVESTING ACTIVITIES                    (244,355)        (85,888)      (50,845)       (381,088)
                                                       -------------    ------------    ----------    ------------
 CASH FLOWS FROM FINANCING ACTIVITIES:

       Sale of common stock                                1,300,000       2,380,000       344,300       4,024,300
       Proceeds received from common stock subscribed      1,200,000            --            --         1,200,000
       Cost related to share exchange                           --              --         (33,500)        (33,500)
       Proceeds from (repayment of) debt                     400,000         (23,500)       23,500         400,000
       Repayment of notes payable to shareholder              (3,520)        (71,791)         --           (75,311)
       Proceeds from notes payable to shareholder               --             3,520       515,605         519,125
                                                       -------------    ------------    ----------    ------------
       NET CASH PROVIDED BY FINANCING ACTIVITIES           2,896,480       2,288,229       849,905       6,034,614
                                                       -------------    ------------    ----------    ------------
 NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS       (237,871)         27,120       258,139          47,388
 CASH AT BEGINNING OF THE YEAR                               285,259         258,139          --              --
                                                       -------------    ------------    ----------    ------------
 CASH AT END OF THE YEAR                               $      47,388    $    285,259    $  258,139    $     47,388
                                                       =============    ============    ==========    ============
 SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
       Cash paid for interest                          $       8,022    $     21,897    $    1,572    $     31,491
                                                       =============    ============    ==========    ============
 SUPPLEMENTAL SCHEDULE OF NON-CASH
       FINANCING & INVESTING ACTIVITIES:
       1.  Debt converted to common stock              $        --      $    443,814    $     --      $    443,814
                                                       =============    ============    ==========    ============
       2.  Common stock issued for services            $      80,124    $       --      $    8,500    $     88,624
                                                       =============    ============    ==========    ============
       3.  Stock options issued in conjunction
             with consulting agreement-
             non-cash compensation                     $   1,020,213    $    922,623    $     --      $  1,942,836
                                                       =============    ============    ===========   ============
       4.  Stock options issued in conjunction
             with employment agreement                 $        --      $     15,000    $     --      $    15,000
                                                       =============    ============    ===========   ============


                       See notes to financial statements.

                               PRO NET LINK CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS


1.   BASIS OF PRESENTATION AND ORGANIZATION

     Prevention Productions Ltd. ("Prevention") is a Nevada chartered development stage corporation incorporated on March 1, 1995. Pro Net Link Corp. was incorporated on July 25, 1997 in the state of Delaware. In September, 1997, all of the outstanding 7,485,000 shares of common stock of Prevention were reverse split 1 for 30 into 249,500 shares of common stock. Immediately after the reverse split, Prevention acquired 100% of Pro Net Link Corp. by issuing 28,400,000 shares for all of the shares of Pro Net Link Corp. and changed its name to Pro Net Link Corp.

     The exchange has been accounted for as a reverse acquisition under the purchase method for business combinations. Accordingly, the combination of the two companies is recorded as a recapitalization of Pro Net Link Corp., pursuant to which Pro Net Link Corp. is treated as the continuing entity for accounting purposes and the historical financial statements presented are those of Pro Net Link Corp. (the "Company" or "Pro Net Link").

     On September 18, 1998, the Company amended its articles of incorporation to increase its authorized common shares to 150,000,000 and to authorize the issuance of 5,000,000 shares of preferred stock at $1.00 par value per share.

     Since its inception, the Company has been a development stage company focused on the creation of a website to provide information and value-added services to organizations involved in international trade. During the year ended June 30, 2000 the website became fully operational. The website provides access to a database that enables companies to identify sources of products or to identify new markets for its own products and services. In addition, the website provides for the conduct of trade on a global basis. The Company also provides trade-related content to the Internet through its PNL-TV broadcast capabilities.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) Property, Equipment and Depreciation: Property and equipment are stated at cost. Depreciation and amortization are provided on either the straight-line basis or accelerated methods on useful lives of 7 years for furniture and fixtures and 5 years for machinery and equipment.

     (b) Use of Estimates: In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c) Revenue recognition: Revenue derived from membership fees is recognized ratably over the applicable membership period. Revenue from advertising is recognized when the advertisement is shown and revenue from revenue sharing is recognized when the related goods are shipped or service is provided.

     (d) Development Costs: Costs related to the development of websites are charged to expense when incurred.

     (e) Fair Value of Financial Instruments: The carrying amounts of certain financial instruments, including cash, accounts payable, and short-term debt, approximated fair value as of June 30, 2000.

     (f) Earnings Per Share: Basic earnings per share are based on the weighted average number of common and common equivalent shares outstanding. Potential common shares includable in the computation of fully diluted per share results are not presented in the financial statements as their effect would be anti-dilutive.

     (g) Stock based compensation - The Company accounts for employee stock transactions in accordance with APB Opinion No. 25, "Accounting For Stock Issued To Employees." The Company has adopted the pro forma disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting For Stock-Based Compensation". The Company accounts for all stock transactions other than with employees in accordance with SFAS No. 123, based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

3.   PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                               June 30,
                                            Useful       -----------------------
                                             life          2000        1999
                                           -------       ---------    ----------

Furniture and Fixtures                     7 Years       $  39,774    $  26,057

Office Equipment and Computer              5 Years         341,314      110,676
                                                         ---------    ---------
                                                           381,088      136,733

Less: accumulated depreciation                             (72,652)     (22,748)
                                                         ---------    ---------
                                                         $ 308,436    $ 113,985
                                                         =========    =========

4.   LINE OF CREDIT

     The Company had a $500,000 line of credit which expired on August 6, 2000, bearing interest of 1% over the bank base rate. The line was secured by a standby letter of credit. At June 30, 2000 the outstanding balance under such credit line was $400,000 and was subsequently repaid on August 2, 2000. The credit line was not renewed.

5.   TAXES ON INCOME

     The Company accounts for income taxes using an asset and liability approach which generally requires the recognition of deferred income tax assets and liabilities based on the future income tax consequences of the events that have previously been recognized in the Company's financial statements or tax returns. Since the Company cannot currently conclude that it is more likely than not that some or all of the deferred income tax assets will be realized, the related net deferred tax assets have been fully offset by a valuation allowance. As of June 30, 2000, the Company has net operating losses carry forwards for federal income tax purposes of approximately $5,871,000, $645,000 expiring in 2013, $2,298,000 expiring in 2019 and $2,928,000 expiring in 2020. The Company has established a valuation allowance equal to its deferred tax asset.

     Significant components of the deferred tax assets as of June 30, 2000 and 1999 are as follows:

                                                           June 30,
                                                   --------------------------
                                                      2000           1999
                                                   -----------    -----------
      Net operating loss carryforward              $ 5,871,000    $ 2,943,000
                                                   ===========    ===========
      Total gross deferred asset                     1,996,000      1,000,000
      Less: valuation allowance                     (1,996,000)    (1,000,000)
                                                   -----------    -----------
      Net deferred tax assets                      $   --         $   --
                                                   ===========    ===========

     The increase in the valuation allowance of $996,000 during the year ended 2000 was due to the additional allowance provided for the 2000 net operating loss.

     The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes, as follows:

                                                    YEAR ENDED JUNE 30,
                                               -------------------------------
                                                   2000               1999
                                               ------------       ------------
Benefit computed at the statutory rate         $  1,346,000       $  1,095,000
Losses for which no benefit recognized           (1,346,000)        (1,095,000)
                                               ------------       ------------
Benefit recorded                               $     --           $    --
                                               ============       ============

6.   COMMITMENT

     The Company leases its office facility at a monthly base rental of $13,688 through July 31, 2003. For the years ending June 30, 2000 and 1999 rent expense was $156,196 and $155,083, respectively.

7.   RELATED PARTY TRANSACTION

     On February 19, 2000, the Company renewed the consulting agreement with Zagoren-Zozzora, Inc. ("ZZI"), under which ZZI provides ongoing marketing and business functions to Pro Net Link, including the development of marketing plans, general business consultation and other business opportunities. Glen Zagoren, the President of ZZI, currently serves as Chairman of the Board of Directors of Pro Net Link, and spends substantially all of his time in such capacity. The renewed consulting agreement which expires in February 2001 provides that ZZI be paid $14,000 per month by Pro Net Link for its services. Through June 30, 2000, Pro Net Link paid ZZI $118,000 under the new agreement. In addition, the Company recognized $1,020,213 of non-cash compensation expense related to 2,000,000 options granted to Mr. Zagoren during the prior fiscal year.

8.   STOCK OPTIONS

     The following table summarizes the activity with regard to the Company's stock options.

                                               Exercise Price
                                     Options     Per Share      Exercisable
                                    ---------  --------------   -----------
 Outstanding at June 30, 1998              --             --             --
 Granted                            2,050,000    $0.25-$0.33             --
                                    ---------    -----------      ---------
 Outstanding at June 30, 1999       2,050,000    $0.25-$0.27      None
 Granted                              830,000    $2.25-$4.78             --
 Canceled                             (10,000)         $4.16             --
                                    ---------    -----------      ---------
 Outstanding at June 30, 2000       2,870,000    $0.25-$4.78      2,050,000
                                    =========    ===========      =========

9.   STOCK-BASED COMPENSATION

     The Company accounts for its stock options in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Accordingly, the Company recognized $15,000 compensation cost for the stock options issued to one employee in 1999.

     The Company has adopted the disclosure provisions of SFAS No. 123 "Accounting for Stock Based Compensation". Under the provisions, the fair value of each option is measured at the grant date using the Black-Sholes option-pricing model with the following weighted average assumptions used for stock options granted during the years ended June 30, 2000 and 1999, respectively; annual dividends of $0.00 for both years; expected volatility of 126% for the year ended June 30, 2000 and 50% for June 30, 1999; risk free interest rate of 5.7% for the years ended June 30, 2000 and 1999, and expected life of five years for the years ended June 30, 2000 and June 30, 1999.

     Had compensation cost for the options granted been determined based on fair value at the grant date for the awards consistent with the provisions of SFAS No. 123, the Company's pro forma net loss and net loss per share would have been $6,596,000 and $0.13 for the year ended June 30, 2000 and $3,225,000 and $0.07 for the year ended June 30, 1999.

10.  SUBSCRIPTIONS RECEIVABLE

     During the year ended June 30, 1999 the Company sold 800,000 shares of common stock for $1,600,000, of which $400,000 cash was received prior to June 30, 1999. The remaining $1,200,000 has been subsequently collected.

11.  SEC INVESTIGATION

     In June 1998, the Company was informed that the United States Securities and Exchange Commission (the "SEC") had commenced an investigation involving the Company. The SEC served subpoenas on the Company for the production of books, papers, documents and other records. The Company complied with the subpoenas in June and July, 1998. Since that time, the Company has not received any further inquiries from the SEC regarding this investigation, although, it is the Company's understanding that the investigation is still pending. The Company has no information as to the results, if any, of such investigation, whom the targets, if any, of such investigation may be, or what action, if any, the SEC may take pursuant to the investigation.

12.  SUBSEQUENT EVENTS

     Since its inception in July 1997, the Company has incurred aggregate losses of approximately $7,800,000 and at June 30, 2000, had a working capital and shareholder deficiency of $510,000 and $153,000, respectively. Management's actions subsequent to June 30, 2000 regarding this matter are as follows:

(1) On August 8, 2000, the Company's President loaned the Company an aggregate of $1,000,000 represented by a convertible note of $1,000,000 bearing interest at 12% per annum and due August 8, 2001. The note is convertible into shares of the Company's common stock at $1.89 per share, subject to adjustments as defined in such note. On October 10, 2000, the note maturity was extended by one year to August 8, 2002.

(2) On October 10, 2000 the Company's President loaned the Company $500,000 bearing interest at 12% per annum. The loan is repayable on October 10, 2002.

(3) On October 10, 2000, the Company sold 680,000 shares of the Company's stock in a private placement for $510,000.

(4) On October 10, 2000, the Company and its President entered into a Note Purchase Agreement (the "Agreement"). Pursuant to the Agreement, the President is obligated to lend the Company up to an aggregate principal amount of $2,000,000. The commitment terminates at the earlier of October 10, 2001 or the date by which the cumulative principal amount of borrowings under the Agreement reaches $2 million. On the date that the commitment terminates, amounts then outstanding will be combined into one note that will be due in two years. Borrowings will bear interest at 12% per annum.

                               PRO NET LINK CORP.
                        (A Development Stage Enterprise)
                                 BALANCE SHEET
                                December 31, 2000
                                   (Unaudited)

ASSETS

CURRENT ASSETS:
        Cash                                               $    96,580
        Accounts Receivable                                     14,231
        Prepaid Expenses                                        58,333
        Loans Receivable - Employees                             3,500
                                                           -----------
            TOTAL CURRENT ASSETS                               172,644

FIXED ASSETS (NET)                                             271,464

OTHER ASSETS                                                    48,667
                                                           -----------
            TOTAL ASSETS                                       492,775
                                                           ===========

LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES:
        Loan Payable - bank                                $      --
        Accounts Payable and Accrued
           Expenses                                            420,970
        Deferred Income                                         26,012
                                                           -----------
            TOTAL CURRENT LIABILITIES                          446,982

LONG TERM LIABILITIES:
        Notes Payable to Shareholder                         1,650,000
                                                           -----------
              TOTAL LIABILITIES                              2,096,982
                                                           -----------

SHAREHOLDERS' DEFICIT:

        Common stock, $.001 par value, 150,000,000
          shares authorized; 52,129,737
          shares issued at December 31, 2000
          and 51,378,070 shares issued at
          June 30, 2000                                         52,143
        Additional Paid-in Capital                           8,160,980
        Deficit Accumulated During Development
          Stage                                             (9,817,330)
                                                           -----------

    TOTAL SHAREHOLDERS' DEFICIT                             (1,604,207)
                                                           -----------

        TOTAL LIABILITIES AND SHAREHOLDERS'
          DEFICIT                                          $   492,775
                                                           ===========

See notes to financial statements.

                               PRO NET LINK CORP.
                        (A Development Stage Enterprise)
                            STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                            Cumulative July 25,
                                      Six Months Ended       1997 (inception)
                                        December 31,        Through December 31,
                                --------------------------- --------------------
                                   2000            1999            2000
                                -----------    ------------     -----------
REVENUES                        $    14,389    $     27,136     $   110,238
                                -----------    ------------     -----------
EXPENSES
     Website Development            249,751         261,221       1,440,643
     Commissions                     97,500         108,875         454,106
     Selling, General and
       Administrative             1,516,851       1,031,673       5,840,967
     Non-Cash Compensation
       Expense                       30,549         680,142       1,973,385
     Depreciation                    36,972          24,495         109,624
     Interest Expense                74,648          12,253         108,843
                                -----------    ------------     -----------
              Total Expenses      2,006,271       2,118,659       9,927,568
                                -----------    ------------     -----------
              Net Loss          $(1,991,882)   $ (2,091,523)    $(9,817,330)
                                ===========    ============     ===========
Basic Loss Per Share of
   Common Stock                 $     (0.04)   $      (0.04)    $     (0.19)
                                ===========    ============     ===========
Weighted Average Common
   Shares Outstanding            51,635,842      50,435,578      42,260,359
                                ===========    ============     ===========



                       See notes to financial statements.

                               PRO NET LINK CORP.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                                       Cumulative
                                                                                      July 25, 1997
                                                                                       (inception)
                                                              Six Months Ended           through
                                                                December 31,           December 31,
                                                      -----------------------------    ------------
                                                          2000              1999           2000
                                                      ------------     ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss                                             $ (1,991,882)    $ (2,091,523)    $ (9,817,330)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
        Depreciation                                       36,972           24,495          109,624
        Amortization of deferred rental income             (5,033)          (6,300)         (16,313)
        Stock Issued for Services                                                            80,124
        Non-Cash Services and compensation                 30,549          680,142        1,988,385
  Changes in assets and liabilities:
        Decrease (increase) in prepaid and other
          current assets                                  (32,000)          84,911         (61,833)
        Decrease (increase) in accounts receivable         10,159          (23,000)        (14,231)
        Decrease (increase) in other assets                    --           95,718         (48,667)
        (Decrease) increase in accounts payable
          and accrued expenses                            240,427         (186,880)        463,295
                                                       -----------      -----------    -----------
  NET CASH USED IN OPERATING ACTIVITIES                (1,710,808)      (1,422,437)     (7,316,946)
                                                       -----------      -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of fixed assets                                     --         (234,670)      (381,088)
                                                       -----------      -----------   -----------
  CASH USED IN INVESTING ACTIVITIES                            --         (234,670)      (381,088)
                                                       -----------      -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Sale of common stock                                     510,000       1,250,000       4,534,300
  Proceeds from notes payable to shareholder             1,650,000              --       2,169,125
  Repayment of notes payable to shareholder                     --              --         (75,311)
  Proceeds from (repayment of) note payable - bank        (400,000)        100,000              --
  Proceeds received from common stock subscribed                --              --       1,200,000
  Cost related to share exchange                                --              --         (33,500)
  Increase in cash overdraft                                    --          21,848              --
                                                        -----------     -----------    -----------
  NET CASH PROVIDED BY FINANCING ACTIVITIES              1,760,000       1,371,848       7,794,614
                                                        -----------     -----------    -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS        49,192        (285,259)         96,580

CASH AT BEGINNING OF PERIOD                                 47,388         285,259              --
                                                        -----------    -----------     -----------
CASH AT END OF PERIOD                                $      96,580    $         --    $     96,580
                                                        ===========    ===========     ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest                             $      56,672    $     11,228    $     31,491
                                                        ===========     ===========    ===========

SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING & INVESTING ACTIVITIES:
     1. Stock options issued in conjunction with
          consulting agreement-non-cash compensation  $          --    $   680,142    $  1,942,836
     2. Stock options issued in conjunction with
          employment agreement                        $      30,549    $        --    $     45,549
     3. Debt converted to common stock                $          --    $        --    $    443,814
     4. Common stock issued for services              $          --    $        --    $     88,624


See notes to financial statements.

                               PRO NET LINK CORP.
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS
                    SIX MONTHS ENDED ENDED DECEMBER 31, 2000
                                   (UNAUDITED)

1.   BASIS OF PRESENTATION

     In the opinion of management, the Company's unaudited financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position, results of operations, and cash flows for the periods presented. The results have been determined on the basis of generally accepted accounting principles and practices applied consistently with the Form 10-K for the year ended June 30, 2000.

     Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted. The accompanying consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Form 10-K for the year ended June 30, 2000.

2.   MANAGEMENT AGREEMENT

     On August 8, 2000, Pro Net Link entered into an agreement with an entity to provide executive management and marketing services to the Company. This relationship was terminated on September 28, 2000. Compensation and legal expenses related to the agreement were approximately $250,000 for the six months ended December 31, 2000.

3.   NON-CASH SERVICES COMPENSATION

     On December 26, 2000, the Company issued a total of 85,000 registered shares of common stock to two employees per employment contracts as compensation. These shares were valued at the market price on December 26, 2000, at $.3594 per share. For the six months ended December 31, 2000, non-cash compensation expense was $30,549.

4.   NOTE PURCHASE AGREEMENT

     The Company has a note purchase agreement ("Agreement") with its President that allows the Company to borrow up to $2,000,000. The Agreement ends on October 12, 2001, or the date by which aggregate borrowings total $2,000,000. On that date, aggregate borrowings will be combined to one note that will be due in two years. The note will bear interest at 12% per annum. At December 31, 2000, the aggregate borrowings totaled $150,000. Subsequently, the Company has borrowed an additional $575,000.

5.   SUBSEQUENT EVENTS

(1) On March 29, 2001, the Company entered into a Common Stock Purchase Agreement with a financial institution for an equity line of credit up to $5,000,000 over an eighteen month period. Under the terms of the Stock Purchase Agreement, Pro Net Link can issue and exercise a put for a number of shares of common stock not to exceed fifteen percent of the aggregate trading volume of the common stock as traded on the Over-the-Counter Bulletin Board during the twenty consecutive trading days immediately preceding the date of the notice. The Stock Purchase Agreement requires fifteen trading days between the issuance of puts. The purchase price for the shares to be acquired by Waveland in each put will be 90% of the market price of such shares. The Stock Purchase Agreement defines "Market Price" as the average of the three lowest closing bid prices of Pro Net Link's common stock for the twenty trading days (ten trading days for the initial put) beginning on the commencement date of the put.

(2) On April 13, 2001, the Company entered into an Asset Purchase Agreement with an entity for the sale of the Company's Internet Broadcast service. Through this Asset Purchase Agreement, the Company retains the right to the display , on its website, any trade-related content produced by ZZTV at no cost; retains 40% of any net revenues received by ZZTV for all advertising supplied by the Company; grants the Company twenty percent (20%) of all net profits earned by ZZTV for all revenues which derive from PNL-TV sales contracts in effect at the Asset Purchase Agreement date; and gives the Company the right to purchase up to ten percent (10%) of the equity in ZZTV, at a price which matches the lowest price paid by any other equity purchaser in ZZTV. ZZTV receives Internet broadcast equipment, PNLTV web pages and programming, past encoded broadcast shows, and the PNLTV name.

                                     [LOGO]

================================================================================





                                20,000,000 SHARES

                                  PRO NET LINK




                                  COMMON STOCK







                                   ----------
                                   PROSPECTUS
                                   ----------
















                                   MAY 4, 2001

================================================================================

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following statement sets forth the expenses payable in connection with this Registration Statement (estimated except for the registration fee), all of which will be borne by Pro Net Link Corp.:

      Securities and Exchange Commission filing fee...................  $1,800
      NASD filing fee.................................................  $0
      Nasdaq Over-the-Counter Bulletin Board listing fee..............  $0
      Blue Sky fees and expenses......................................  $0
      Legal fees and expenses.........................................  $35,000
      Trustees' and Transfer Agents' fees.............................  $500
      Accountants' fees and expenses..................................  $3,000
      Printing costs..................................................  $3,500
      Miscellaneous...................................................  $1,000
                                                                        -------
            Total.....................................................  $44,800

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Pro Net Link's Restated Certificate of Incorporation provides that Pro Net Link will, to the fullest extent permitted by Section 78.7502 of the General Corporation Law of the State of Nevada, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto (including controlling persons, directors and officers of Pro Net Link). Pro Net Link's By-laws, as amended, require Pro Net Link to indemnify its directors and officers to the fullest extent authorized by Nevada law. Nevada law permits a corporation to indemnify its directors and officers (among others) against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the company, indemnification may be made for expenses (including attorneys' fees) actually and reasonably incurred by directors and officers in connection with the defense or settlement of such action if they had acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged liable to the company or for amounts paid in settlement to the company, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses. Nevada law further provides that, to the extent any director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in this paragraph, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. In addition, Pro Net Link's Certificate of Incorporation and By-laws contain provisions limiting the personal liability of the Pro Net Link's directors, to the fullest extent permitted by Section 78.037 of Nevada's General Corporation Law, for monetary damages for a breach of their fiduciary duty and a failure to exercise any applicable standard of care. Pro Net Link maintains insurance coverage under which directors and officers are insured against certain liability that may occur in their capacities as such.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     In October and November 1997, Pro Net Link issued a total of 7,500,000 shares of Common Stock in private placements to two foreign companies and three foreign individuals pursuant to exemptions from registration pursuant to Rule 504 of Regulation D under the Securities Act of 1933, as amended (the "Act"). The aggregate consideration received by Pro Net Link was $150,000.

     In October 1997, Pro Net Link issued an aggregate of 1,700,000 shares of Common Stock in private placements to two foreign companies and one foreign individual pursuant to exemptions from registration pursuant to Section 4(2) under the Act. The aggregate consideration received by Pro Net Link was $170,000.

     In September through October 1998, Pro Net Link issued 4,210,000 shares of Common Stock in private placements to three foreign companies pursuant to exemptions from registration pursuant to Rule 504 of Regulation D under the Act. The consideration received by Pro Net link was $842,000.

     In December 1998, under a Securities Exchange Agreement between Pro Net Link and Jean Pierre Collardeau, our President, Pro Net Link issued 1,162,920 shares of restricted Common Stock, pursuant to an exemption from registration under Section 3(a)(9) or 4(2) of the Act, to Mr. Collardeau in exchange for the surrender to Pro Net Link by Mr. Collardeau of a Promissory Note of Pro Net Link in favor of Mr. Collardeau, which at such time had an outstanding principal balance plus interest of $232,584.

     In December 1998, under a Securities Exchange Agreement between Pro Net Link and Micheline Baron, Pro Net Link issued 1,056,150 shares of Common Stock, pursuant to an exemption from registration under Section 3(a)(9) or 4(2) of the Act, to Ms. Baron in exchange for the surrender to Pro Net Link by Ms. Baron of a Pro Net Link Promissory Note in favor of Ms. Baron, which at such time had an outstanding principal balance plus interest of $211,230.

     In February 1999, Pro Net Link issued 790,000 shares of Common Stock in a private placement to a foreign individual pursuant to exemptions from registration pursuant to Rule 504 of Regulation D under the Act. The consideration received by Pro Net Link was $158,000.

     In February through April 1999, Pro Net Link issued 5,000,000 shares of Common Stock in private placements to three foreign individuals and one foreign company pursuant to exemptions from registration pursuant to Rule 506 of Regulation D or otherwise under Section 4(2) of the Act. The consideration received by Pro Net Link was $1,000,000.

     In June 1999, Pro Net Link issued 200,000 shares of Common Stock in a private placement to an individual pursuant to exemptions from registration pursuant to Rule 506 of Regulation D or otherwise under Section 4(2) under the Act. The consideration received by Pro Net Link was $400,000.

     In October 1999, Pro Net Link issued 200,000 shares of Common Stock in a private placement to an individual pursuant to exemptions from registration pursuant to Rule 506 of Regulation D or otherwise under Section 4(2) of the Act. The consideration received by Pro Net Link was $400,000.

     In December 1999, Pro Net Link issued 400,000 shares of Common Stock in a private placement to a foreign individual pursuant to exemptions from registration pursuant to Rule 506 of Regulation D or otherwise under Section 4(2) of the Act. The consideration received by Pro Net Link was $800,000.

     In February 2000, Pro Net Link issued 360,000 shares of Common Stock in a private placement to a foreign individual pursuant to exemptions from registration pursuant to Rule 506 of Regulation D or otherwise under Section 4(2) of the Act. The consideration received by Pro Net Link was $900,000.

     In March 2000, Pro Net Link issued 100,000 shares of Common Stock in a private placement to a foreign individual pursuant to exemptions from registration pursuant to Rule 506 of Regulation D or otherwise under Section 4(2) of the Act. The consideration received by Pro Net Link was $400,000.

     On August 8, 2000, Pro Net Link issued a 12% convertible note for $1,000,000 in a private placement to Jean Pierre Collardeau pursuant to exemptions from registration pursuant to Rule 506 of Regulation D or otherwise under Section 4(2) of the Act. The note was originally due on August 8, 2001. However, on October 10, 2000, the maturity date of the note was extended for a further one year period.

     On October 10, 2000 Pro Net Link issued a two year $500,000 promissory note to Jean Pierre Collardeau pursuant to exemptions from registration pursuant to Rule 506 of Regulation D or otherwise under Section 4(2) of the Act.

     On October 10, 2000, Pro Net Link sold 680,000 shares of its shares in a private placement to an individual pursuant to exemptions from registration pursuant to Rule 506 of Regulation D or otherwise under Section 4(2) of the Act. The consideration received by Pro Net Link was $510,000.

     On October 10, 2000, Pro Net Link entered into a Note Purchase Agreement with Jean Pierre Collardeau, under which it can borrow up to $2 million during a period ending October 10, 2001. Any notes issued pursuant to the Note Purchase Agreement will be pursuant to exemptions from registration pursuant to Rule 506 of Regulation D or otherwise under Section 4(2) of the Act.

ITEM 16.  EXHIBIT INDEX

Exhibit
 Number                                Description
--------                               -----------
 3.1       Amended and Restated Articles of Incorporation (1)
 3.2       Amended and Restated Bylaws (1)
 4.1       Shareholder and Voting Agreement, by and among Pro Net Link,
           Jean Pierre Collardeau, Glenn Zagoren and certain other parties, dated as of August 8, 2000. (4)
 4.2 Registration Rights Agreement, by and among Pro Net Link, Jean Pierre Collardeau, Glenn Zagoren and certain other parties, dated as of August 8, 2000. (4)
 4.3 Note Purchase Agreement, by and between Pro Net Link and Jean Pierre Collardeau, dated as of October 10, 2000.(6)
 5.1       Opinion of Simon J. Lincoln, Esq. Dated May 2, 2001.*
10.1       2000 Stock Option Plan (3)
10.2 Amendment to the Pro Net Link Corp. 2000 Stock Option Plan, dated August 8, 2000.(4)
10.3 Consulting Agreement by and between Pro Net Link and Zagoren-Zozzora, Inc., dated as of February 19, 1999 (2)
10.4 Information Provider Agreement by and between Pro Net Link and Dun and Bradstreet, Inc., dated as of May 1, 2000.(5)
10.5 Subscriber Agreement by and between Pro Net Link and Corpfin.com, Inc., dated as of February 5, 2001.*
10.6 Common Stock Purchase Agreement by and between Pro Net Link and Waveland Capital, LLC, dated as of March 29, 2001.*
10.7 Registration Rights Agreement by and between Pro Net Link and Waveland Capital, LLC, dated as of March 29, 2001.*
10.8 Escrow Agreement by and between Pro Net Link, Waveland Capital, LLC, and the Bank of New York, dated as of March 29, 2001.*
10.9 Warrant to purchase 1,465,416 shares of Pro Net Link's common stock issued to Waveland Capital, LLC, Dated as of March 29, 2001.*
10.10 Asset Purchase Agreement by and between Pro Net Link and ZZTV, Inc., dated as of April 13, 2001.*
10.11 Amendment to Common Stock Purchase Agreement by and between Pro Net Link and Waveland Capital, LLC, dated as of April 30, 2001.*
23.1       Consent of Feldman Sherb & Co., P.C.*
23.2       Consent of Simon J. Lincoln, Esq. (included in Exhibit 5 hereto).
27.1       Financial Data Schedule*

---------------
*  Filed herewith.


(1) Filed as an exhibit to the Registrant's Registration Statement on Form 10 filed with the Commission on June 21, 1999.

(2) Filed as an exhibit to the Registrant's Registration Statement on Form 10/A filed with the Commission on December 14, 1999.

(3) Filed as an exhibit to the Registrant's Quarterly Report for the period ended March 31, 2000 on Form 10Q filed with the Commission on May 15, 2000.

(4) Filed as an exhibit to the Registrant's Report of Form 8-K filed with the Commission on August 8, 2000.

(5) The copy of this Agreement filed as an exhibit to this report contains redactions of certain confidential information. An unredacted copy of the Agreement was filed with the Commission on October 13, 2000 concurrent with a request by Pro Net Link for confidential treatment.

(6) Filed as an exhibit to the Registrant's Annual Report for the period ended June 30, 2001 on Form 10K filed with the Commission on October 13, 2000.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on May 4, 2001.

                                             Pro Net Link Corp.

                                             /s/  Jean Pierre Collardeau
                                             ----------------------------
                                             Jean Pierre Collardeau
                                             Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

            Signature                            Title(s)
            ---------                            --------

    /s/  Glenn Zagoren                           Chairman of the Board
-----------------------------------
         Glenn Zagoren

    /s/  Jean Pierre Collardeau                  Director, President, Chief
-----------------------------------                Executive Officer,
         Jean Pierre Collardeau                  Treasurer and Secretary

    /s/  Auguste Francis Vincent                 Director
-----------------------------------
         Auguste Francis Vincent

    /s/  David J. Walker                         Chief Operations Officer
------------------------------------               (Principal Financial Officer)
         David J. Walker



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